IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the six-month period ended December 31, 2016, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 127, beginning July 1, 2016.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: July 10, 2015.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Ownership interest: 118,972,532 common shares.

Voting stock: 94.41%.

Type of shares	CAPITAL STRUCTURE (Note 18)
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of December 31, 2016 and June 30, 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-Current Assets
Investment properties	10	3,852,174	3,908,178
Property, plant and equipment	11	112,834	116,111
Trading properties	12	14,155	14,189
Intangible assets	13	101,695	67,139
Investments in associates and joint ventures	8,9	351,108	229,695
Deferred income tax assets	23	55,861	59,781
Income tax and minimum presumed income tax credits		27,655	249
Trade and other receivables	16	703,022	488,198
Investments in financial assets	15	100,076	312,425
Total Non-Current Assets		5,318,580	5,195,965
Current Assets
Inventories	14	23,356	18,202
Income tax credit		54,871	345,815
Trade and other receivables	16	1,577,084	1,934,134
Investments in financial assets	15	1,313,571	1,772,323
Derivative financial instruments	15	6,056	-
Cash and cash equivalents	15	1,304,243	33,049
Total Current Assets		4,279,181	4,103,523
TOTAL ASSETS		9,597,761	9,299,488
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Reserve for future dividends		356,598	-
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		479,141	816,600
Total capital and reserves attributable to equity holders of the parent		1,510,470	1,491,331
Non-controlling interest		242,550	180,784
TOTAL SHAREHOLDERS’ EQUITY		1,753,020	1,672,115
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	325,218	326,069
Income tax liabilities		763	-
Borrowings	22	5,627,033	5,266,576
Deferred income tax liabilities	23	155,717	186,368
Provisions	21	17,475	26,286
Total Non-Current Liabilities		6,126,206	5,805,299
Current Liabilities
Trade and other payables	19	906,395	963,931
Income tax liabilities		46,644	114,624
Payroll and social security liabilities	20	87,579	107,382
Borrowings	22	654,628	626,492
Derivative financial instruments	15	-	2,857
Provisions	21	23,289	6,788
Total Current Liabilities		1,718,535	1,822,074
TOTAL LIABILITIES		7,844,741	7,627,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,597,761	9,299,488

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the six and three-month periods beginning July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Income from sales, rentals and services	24	1,679,617	1,296,643	911,194	706,125
Income from expenses and collective promotion fund	24	744,179	588,585	404,123	336,707
Costs	25	(1,020,879)	(813,510)	(539,987)	(455,128)
Gross profit		1,402,917	1,071,718	775,330	587,704
Gain from disposal of investment properties	10	47,171	155,853	47,171	-
General and administrative expenses	25	(153,224)	(110,004)	(89,055)	(56,671)
Selling expenses	25	(124,416)	(77,836)	(65,209)	(42,536)
Other operating results, net	27	24,524	(15,834)	28,544	(11,046)
Profit from operations		1,196,972	1,023,897	696,781	477,451
Share in profit / (loss) of associates and joint ventures	8,9	36,696	(3,780)	20,640	(1,138)
Profit from operations before financing and taxation		1,233,668	1,020,117	717,421	476,313
Finance income	28	133,990	324,525	62,381	290,104
Finance cost	28	(670,592)	(1,750,325)	(379,906)	(1,505,669)
Other financial results	28	49,973	940,577	133,468	1,101,515
Financial results, net		(486,629)	(485,223)	(184,057)	(114,050)
Profit before income tax		747,039	534,894	533,364	362,263
Income tax expense	23	(228,593)	(102,648)	(112,529)	(41,149)
Profit for the period		518,446	432,246	420,835	321,114
Total comprehensive income for the period		518,446	432,246	420,835	321,114
Attributable to:
Equity holders of the parent
Non-controlling interest		479,139	379,239	400,257	276,237
		39,307	53,007	20,578	44,877
Profit per share attributable to equity holders of the parent for the period:
Basic		3.80	3.01	3.18	2.19
Diluted		3.80	3.01	3.18	2.19

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Reserve for future dividends	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	15,802	-	(19,770)	816,600	1,491,331	180,784	1,672,115
Reserve constitution – Shareholders’ meeting as of October 31, 2016	-	-	-	-	-	356,598	-	(356,598)	-	-	-
Dividends distribution in cash – Shareholders’ meeting as of October 31, 2016	-	-	-	-	-	-	-	(460,000)	(460,000)	-	(460,000)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(22,500)	(22,500)
Incorporation as result of business combination (Note 4)	-	-	-	-	-	-	-	-	-	44,959	44,959
Comprehensive income for the period	-	-	-	-	-	-	-	479,139	479,139	39,307	518,446
Balance as of December 31, 2016	126,014	69,381	444,226	39,078	15,802	356,598	(19,770)	479,141	1,510,470	242,550	1,753,020

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Reserve for future dividends	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	-	(19,770)	283,582	958,313	184,834	1,143,147
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	(122)	(122)
Dividends distribution in cash – Shareholders’ meeting as of October 30, 2015	-	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(4,502)	(4,502)
Comprehensive income for the period	-	-	-	-	-	-	-	379,239	379,239	53,007	432,246
Balance as of December 31, 2015	126,014	69,381	444,226	39,078	15,802	-	(19,770)	379,241	1,053,972	233,217	1,287,189

(1)
Related to CNV General Resolution N° 609/12. See Note 18.

   The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash generated from operations	17	1,163,761	449,672
Income tax paid		(158,147)	(470,849)
Net cash flows generated from (used in) operating activities		1,005,614	(21,177)

Investing activities:
Acquisition and capital contribution of joint ventures and associates		(1,000)	(21,000)
Increase in investment properties	10	(78,928)	(101,750)
Acquisition of property, plant and equipment	11	(10,213)	(4,719)
Acquisition of intangible assets	13	(12,928)	(273)
Loans granted to related parties		(244,722)	(198,471)
Loans repayment received from related parties		283,556	-
Proceeds from sale of investment properties		90,720	316,579
Increase from acquisition/subscription of financial assets		(1,216,376)	(2,073,819)
Decrease from sale/redemption of financial assets		1,766,117	1,175,117
Collection of financial assets interest and dividends		14,300	6,350
Acquisition of subsidiaries, net of cash acquired		(46,145)	-
Net cash flows generated from (used in) investing activities		544,381	(901,986)

Financing activities:
Issuance of non-convertible notes		-	403,051
Borrowings obtained		82,426	781,053
Repayment of borrowings		(68,047)	(939,907)
Repayment of borrowings from related parties		-	(61,619)
Payments of financial leasing		(883)	(943)
Dividends paid		(25,305)	(70,477)
Dividends paid to non-controlling interest		(33,036)	(4,502)
Interest paid		(272,218)	(128,459)
Payments of derivative financial instruments		(26,664)	(14,805)
Proceeds from derivative financial instruments		64,512	810,938
Net cash flows (used in) generated from financing activities		(279,215)	774,330

Net increase (decrease) in cash and cash equivalents		1,270,780	(148,833)
Cash and cash equivalents at beginning of period	15	33,049	303,499
Foreign exchange gain on cash and cash equivalents		414	11,614
Cash and cash equivalents at end of period	15	1,304,243	166,280

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings, and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. The core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

As of the end of these interim financial statements, the Group held 16 shopping centers, operating 333,155 square meters in 15 of them, 77,344 square meters in 6 premium offices buildings and 1 extensive land reserve for future commercial developments. The Group operates and holds a majority interest in a portfolio of fifteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe), and is owner of the historic building of the Patio Olmos shopping center, in the province of Córdoba, operated by a third party.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America’s NASDAQ (NASDAQ: IRCP).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information (Continued)

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on February 9, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by the International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2016 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2016 and 2015 have not been audited. Management believes they include all necessary adjustments to present, fairly, profit or loss for each period. Profit or loss for the six and three-month periods ended December 31, 2016 and 2015 do not necessarily reflect proportionally the Group’s profit or loss for the whole fiscal years.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

As of December 31, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Unaudited Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these Unaudited Financial Statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Company’s business, have experience significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these Unaudited Financial Statements.

2.2.
Significant Accounting Policies

The accounting policies applied to the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied to the preparation of the information under IFRS as of June 30, 2016. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Financial Statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group to the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2016.

2.4.
Comparative information

The comparative information as of June 30, 2016 and December 31, 2015 included in these Unaudited Financial Statements arises from the Financial Statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping center operations during the second half of the year rather than the first.

4.
       Acquisitions and disposals

Six-month period ended December 31, 2016

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 1,795 square meters corresponding to two floors of office and 16 parking lots in the Intercontinental Plaza building Company still holds 4,774 square meters of the building. The total amount of the transaction was USD 6 million, which has already fully paid by the purchaser. The gross profit of the transaction amounts to Ps. 47.2 million, which were recognized in the financial statements of the second quarter of fiscal year 2017.

Catalinas Tower

IRSA Propiedades Comerciales S.A. has acquired from its controlling company IRSA, 16,012 square meters corresponding to 14 floors (13 to 16 and 21 to 30) for purposes of long-term leasing and 142 parking spaces in the building to be built in the Catalina area in the City of Buenos Aires. The building to be constructed will have a total gross leasing area of 35,468 square meters in 30 office floors and 316 parking lots in four undergrounds; possession is scheduled to be delivered in December 2019 and the conveyance deed is expected to be executed in December 2020.

The price of the transaction was established based on two components: a “Determined” part corresponding to the incidence of land on the square meters acquired by the Company in an amount of Ps. 455.7 million (approximately USD/square meter 1,600 + VAT) that were paid on the execution date and a “To Be Determined” part, where IRSA will be shifting to the company only the real cost of the construction works per square meter.

On November 16, 2016, IRSA signed an agreement with DYCASA S.A., the primary building contractor who, on November 29, 2016 started the corresponding works. The execution term is 28 months and completion is scheduled for March 2019.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

Acquisition of control over Entertainment Holdings S.A. (EHSA)

In July 2016, the Group through IRSA Propiedades Comerciales acquired a 20% shareholding in EHSA, a company where it already owned 50%. It also acquired a 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million.

As a result, the Group now holds 70% of the voting stock of EHSA.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

The Group is analyzing the allocation of the price paid through various net assets acquired; therefore, the information presented below is preliminary and subject to changes.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

July-16
Fair value of the identifiable assets and the assumed liabilities:
Investments in joint ventures (Note 8)	123,483
Trade and other receivables	87,879
Borrowings	(45,253)
Deferred income tax (Note 23)	(6,636)
Income tax and minimum presumed income tax liabilities	(1,060)
Trade and other payables	(13,059)
Provisions (Note 21)	(2,361)
Cash and cash equivalents acquired	6,902
Total net identifiable assets	149,895
Non-controlling interest	(44,959)
Goodwill	23,065
Total	128,001

Interest held before business combination	(74,954)
Total consideration	53,047

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial Risk Management and fair value estimates

5.1. Financial risk

The group’s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the Annual Consolidated Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since fiscal year end.

5.2. Fair value estimates

Since June 30, 2016 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

6.
Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

●
The “Shopping Centers” Segment includes the operating results of the Group’s shopping centers portfolio. Such results originate mainly from the lease and the providing of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

●
The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

●
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

●
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the consumer residual financing operations.

The Chief Operating Decision Maker (“CODM”) evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

● The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month periods ended December 31, 2016 and 2015:

	Six months ended December 31, 2016
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Revenues	1,495,319	197,927	532	392	1,694,170
Costs	(208,602)	(57,117)	(5,527)	(37)	(271,283)
Gross Profit (Loss)	1,286,717	140,810	(4,995)	355	1,422,887
Gain from disposal of investment properties	-	-	47,171	-	47,171
General and administrative expenses	(123,432)	(15,764)	(14,521)	-	(153,717)
Selling expenses	(93,493)	(22,410)	(7,235)	(2,372)	(125,510)
Other operating results, net	(22,316)	48,577	(1,807)	(33)	24,421
Profit (Loss) from Operations	1,047,476	151,213	18,613	(2,050)	1,215,252
Share of profit of associates and joint ventures	-	15,575	-	18,373	33,948
Segment Profit before Financing and Taxation	1,047,476	166,788	18,613	16,323	1,249,200

	Six months ended December 31, 2015
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Revenues	1,193,484	112,450	1,159	309	1,307,402
Costs	(162,452)	(56,962)	(3,459)	(50)	(222,923)
Gross Profit (Loss)	1,031,032	55,488	(2,300)	259	1,084,479
Gain from disposal of investment properties	-	-	155,853	-	155,853
General and administrative expenses	(80,647)	(7,740)	(21,957)	-	(110,344)
Selling expenses	(63,720)	(11,650)	(2,701)	(306)	(78,377)
Other operating results, net	(17,009)	-	-	-	(17,009)
Profit (Loss) from Operations	869,656	36,098	128,895	(47)	1,034,602
Share of profit / (loss) of associates and joint ventures	-	7,578	-	(12,255)	(4,677)
Segment Profit / (Loss) before Financing and Taxation	869,656	43,676	128,895	(12,302)	1,029,925

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

The following tables present a reconciliation between total operating income/loss as per the segment information and operating income/loss as per the statement of income. The adjustments are tied to the proportional consolidation of the above mentioned joint ventures, and expenses and collective promotion funds.

	Six months ended December 31, 2016
	Total segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	1,694,170	744,179	(14,553)	-	2,423,796
Costs	(271,283)	(757,307)	7,711	-	(1,020,879)
Gross profit (loss)	1,422,887	(13,128)	(6,842)	-	1,402,917
Gain from disposal of investment properties	47,171	-	-	-	47,171
General and administrative expenses	(153,717)	-	493	-	(153,224)
Selling expenses	(125,510)	-	1,094	-	(124,416)
Other operating results, net	24,421	-	103	-	24,524
Profit (Loss) from operations	1,215,252	(13,128)	(5,152)	-	1,196,972
Share of profit of associates and joint ventures	33,948	-	2,748	-	36,696
Segment Profit (Loss) before Financing and Taxation	1,249,200	(13,128)	(2,404)	-	1,233,668

	Six months ended December 31, 2015
	Total segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	1,307,402	588,585	(10,759)	-	1,885,228
Costs	(222,923)	(596,371)	5,784	-	(813,510)
Gross profit (loss)	1,084,479	(7,786)	(4,975)	-	1,071,718
Gain from disposal of investment properties	155,853	-	-	-	155,853
General and administrative expenses	(110,344)	-	286	54	(110,004)
Selling expenses	(78,377)	-	541	-	(77,836)
Other operating results, net	(17,009)	-	1,229	(54)	(15,834)
Profit (Loss) from operations	1,034,602	(7,786)	(2,919)	-	1,023,897
Share of (loss) profit of associates and joint ventures	(4,677)	-	897	-	(3,780)
Segment Profit (Loss) before Financing and Taxation	1,029,925	(7,786)	(2,022)	-	1,020,117

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

Below is a detail of the Group's assets as per Segment Information for the periods ended December 31, 2016 and 2015:

	Period ended December 31, 2016
	Urban properties			Investments	Total Urban Properties and Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Investment properties	1,642,318	2,074,799	239,716	-	3,956,833
Property, plant and equipment	47,951	65,468	-	-	113,419
Trading properties	-	-	14,155	-	14,155
Goodwill	1,323	26,976	-	-	28,299
Right to receive future units under barter agreements	-	-	38,281	-	38,281
Inventories	23,796	-	-	-	23,796
Investments in associates	-	-	-	93,860	93,860
Operating assets	1,715,388	2,167,243	292,152	93,860	4,268,643

	Period ended December 31, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Investment properties	1,739,802	2,154,541	194,782	-	4,089,125
Property, plant and equipment	46,864	66,913	-	-	113,777
Trading properties	-	-	10,321	-	10,321
Goodwill	1,323	3,911	-	-	5,234
Right to receive future units under barter agreements	-	-	38,281	-	38,281
Inventories	16,424	-	-	-	16,424
Investments in associates and joint ventures	-	24,027	-	44,679	68,706
Operating assets	1,804,413	2,249,392	243,384	44,679	4,341,868

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

The following tables present a reconciliation between the total operating segment assets as per the segment information and the total consolidated assets as per the statement of financial position.

	December 31, 2016	December 31, 2015
Total operating segment assets as per segment information	4,268,643	4,341,868
Less:
Proportionate share in reportable operating segment assets of certain joint ventures	(110,918)	(114,240)
Plus:
Investments in joint ventures (*)	127,031	122,544
All other non-reportable assets (**)	5,313,005	3,760,000
Total Consolidated Assets as per the Statement of financial position	9,597,761	8,110,172

(*)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(**) Includes deferred income tax, income tax and minimum presumed income tax credits, trade and other receivables, investments in financial assets, derivative financial instruments, cash and cash equivalents and intangible assets except goodwill and right to receive future units.

Below is a detail of the proportionate share in assets by segment of joint ventures:

	December 31, 2016	December 31, 2015
Investment properties	104,659	107,948
Goodwill	5,234	5,234
Property, plant and equipment	585	642
Inventories	440	416
Total proportionate share in assets per segment of joint ventures	110,918	114,240

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statements of financial position

	PAMSA
	December 31, 2016	June 30, 2016
ASSETS
Total non-current assets	487,825	452,256
Total current assets	476,865	484,841
TOTAL ASSETS	964,690	937,097
LIABILITIES
Total non-current liabilities	52,673	32,003
Total current liabilities	117,559	194,677
TOTAL LIABILITIES	170,232	226,680
NET ASSETS	794,458	710,417

Summarized statement of comprehensive income

	PAMSA
	December 31, 2016	December 31, 2015
Revenues	276,617	214,077
Profit before income tax	164,542	245,983
Income tax expense	(58,122)	(84,085)
Profit for the period	106,420	161,898
Total Comprehensive Income for the period	106,420	161,898
Profit attributable to non-controlling interest	21,284	32,380

Summarized statements of cash flows

	PAMSA
	December 31, 2016	December 31, 2015
Net cash generated from operating activities	108,052	70,971
Net cash used in investing activities	45,522	(11,968)
Net cash used in financing activities	(55,130)	(37,426)
Net increase (decrease) in cash and cash equivalents	98,444	21,577
Cash and cash equivalents at beginning of period	414	10,553
Foreign exchange gain on cash and cash equivalents	8	1,017
Cash and cash equivalents at period-end	98,866	33,147

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

The reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in the subsidiary with material non-controlling interest is as follows:

	PAMSA
	December 31, 2016	June 30, 2016
Net assets at the beginning of the period / year	710,417	674,188
Profit for the period / year	106,420	279,681
Dividends distribution	(22,379)	(243,452)
Net assets at period / year-end	794,458	710,417
Net assets at the participating interest	80%	80%
Interests in subsidiaries	635,567	568,334
Financial costs capitalized	88,793	90,598
Book value at period / year-end	724,360	658,932

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures

The table below lists the Group’s investment and the value of interest in joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016, as well as the Group’s interest in comprehensive income of such companies as of December 31, 2016, and 2015:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Value of Company’s interest in equity		Company’s interest in comprehensive income		% of ownership interest held		Last financial statements issued
				December 31, 2016	June 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016	June 30, 2016	Share capital (nominal value)	Income (loss) for the period	Equity
Entertainment Holdings S.A. (2)	Argentina	Investment	-	-	30,904	-	7,555	-	50%	-	-	-
Quality Invest S.A.	Argentina	Real estate	78,814,342	89,033	90,721	(2,688)	(3,416)	50%	50%	157,629	(5,158)	132,777
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	(1) 138,750	37,998	32,562	5,436	4,313	50%	50%	27,750	11,048	66,264
La Rural S.A. (3)	Argentina	Event organization and others	714,498	130,217	-	15,575	-	50%	-	1,430	31,149	5,222
Entretenimiento Universal S.A. (2)	Argentina	Event organization and others	-	-	21	-	23	-	2.50%	-	-	-
				257,248	154,208	18,323	8,475

(1)
Nominal value per share Ps. 100.
(2)
In July, 2016 Entertainment Holdings S.A and Entrenimiento Universal S.A. were taken over. See Note 4.
(3)
Incorporated as a result of business combination.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	154,208	145,984
Capital contributions	1,000	2,000
Incorporation as result of business combination (Note 4)	123,483	-
Decrease for the taking over (1)	(30,925)	-
Dividends distributed	(8,841)	(3,592)
Goodwill written off	-	(4,297)
Profit sharing	18,323	14,113
End of the period / year	257,248	154,208

(1)
Corresponds to Ps. 30,904 of Entertainment Holdings S.A. and Ps. 21 of Entretenimiento Universal S.A.

Restriction, commitments and other matters in respect of joint ventures

According to the Business Companies Law N° 19,550, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On April, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed. On March 8, 2016 the CNDC authorized the economic concentration transaction involving the acquisition of the industrial plant by Quality Invest S.A.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to the formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

Even though validation is a condition precedent to the Agreement’s effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

La Rural S.A.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA). Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in Entertainment Holdings S.A. ("EHSA") or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the plot of land by SRA null and void , and all acts executed by SRA in relation to the plot of land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals II, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9. Interests in associates

The breakdown below shows the investment and the value of the equity interest held by the Group in associates for the six-month period ended December 31, 2016 and for the fiscal year ended June 30, 2016, as well as the Group’s interest in the company’s comprehensive income as of December 31, 2016 and 2015.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Value of Company’s interest in equity		Company’s interest in comprehensive income		% of ownership interest held		Last financial statements issued
				December 31, 2016	June 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016	June 30, 2016	Share capital (nominal value)	Income (loss) for the period	Equity
Tarshop S.A.	Argentina	Consumer financing	48,759,288	93,860	75,487	18,373	(12,255)	20%	20%	243,796	(i) 91,868	469,300
				93,860	75,487	18,373	(12,255)

(i)
It corresponds to the result of the six-month period beginning on July 1, 2016 and ended December 31, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates (Continued)

Changes in the Group’s investment in associates for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	75,487	35,934
Capital contribution	-	71,000
Profit / (Loss) sharing	18,373	(31,447)
End of the period / year	93,860	75,487

Restrictions, commitments and other matters in respect of associates

According to the Business Companies Law N° 19,550, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s associate has not reached the legal limit of this reserve.

There are no contingent liabilities in relation to the Group’s interests in associate.

Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

The BCRA modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A. Based on such changes, our associate is now undergoing a realignment of their operations. In this context, the BHSA and IRSA CP, approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings, the first amounted to Ps. 110 million, and was capitalized on December 15, 2014 and for the second, Ps. 355 million have already been disbursed.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Shopping Centers	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total as of December 31, 2016	Total as of June 30, 2016
Beginning of the period / year
Costs	3,115,599	2,270,338	194,373	7,170	5,587,480	5,623,398
Accumulated depreciation	(1,490,151)	(189,151)	-	-	(1,679,302)	(1,467,373)
Opening net book amount	1,625,448	2,081,187	194,373	7,170	3,908,178	4,156,025
Changes of the period / year
Additions	54,294	1,511	-	38,173	93,978	167,666
Transfers to property, plant and equipment	-	-	-	-	-	(15,224)
Transfers to trading properties	-	-	-	-	-	(3,868)
Disposals	-	(43,549)	-	-	(43,549)	(184,492)
Depreciation (i)	(61,587)	(44,846)	-	-	(106,433)	(211,929)
Closing net book amount	1,618,155	1,994,303	194,373	45,343	3,852,174	3,908,178

Costs	3,169,893	2,228,300	194,373	45,343	5,637,909	5,587,480
Accumulated depreciation	(1,551,738)	(233,997)	-	-	(1,785,735)	(1,679,302)
Net book amount	1,618,155	1,994,303	194,373	45,343	3,852,174	3,908,178

(i)
Depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 25).

The following amounts have been recognized in the statement of comprehensive income:

	December 31, 2016	December 31, 2015
Rental and service income (Note 24)	1,678,696	1,295,175
Expenses and collective promotion fund (Note 24)	744,179	588,585
Services charge expenses and other operating costs (Note 25)	(1,014,138)	(810,001)
Gain from disposal of investment properties	47,171	155,853

No borrowing costs were capitalized during the six-month period ended December 31, 2016 and during the fiscal year ended June 30, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

Arcos del Gourmet

Injunction:

On December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it had not obtained certain governmental permits in the context of two legal proceedings, where a final decision favorable to the Company has currently been rendered.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far, has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession status:

The National State issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified, in the file of proceedings, of the corresponding Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)
has not been adopted due to noncompliance of our subsidiary;
(ii)
has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions to date;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative appeals and has also filed a legal action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental payments.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of December 31, 2016 and June 30, 2016:

	Net book amount
Name	December 31, 2016	June 30, 2016
Shopping Centers portfolio:
Abasto	102,175	104,660
Alto Palermo Shopping	78,511	75,752
Alto Avellaneda	49,813	51,955
Alcorta Shopping	41,840	38,133
Alto Noa	18,363	15,696
Buenos Aires Design	2,386	4,237
Patio Bullrich	58,984	61,011
Alto Rosario	77,804	77,459
Mendoza Plaza	50,764	52,832
Dot Baires Shopping	384,909	391,066
Córdoba Shopping	40,150	40,352
Distrito Arcos	270,860	279,107
Alto Comahue	307,629	314,359
Patio Olmos	23,899	24,989
Soleil Premium Outlet	97,089	80,386
Ocampo parking space	12,979	13,454
Total shopping centers portfolio	1,618,155	1,625,448
Offices and other rental properties portfolio:
Abasto offices	8,851	9,246
Alto Palermo Shopping Annex	27,755	28,981
Dot building	113,977	115,792
Anchorena 545 (Chanta IV)	1,741	1,777
Anchorena 665	9,613	9,702
Zelaya 3102	1,442	1,442
Suipacha 664	105,762	111,736
Bouchard 710	486,922	494,861
Intercontinental Plaza	71,826	122,416
República building	658,537	670,723
Bank Boston tower	505,628	512,073
Paseo del Sol	2,249	2,438
Total offices and other rental properties portfolio	1,994,303	2,081,187
Undeveloped parcels of land:
Building annexed to DOT	25,336	25,336
Luján plot of land	41,563	41,563
Caballito – Ferro	36,890	36,890
Intercontinental plot of land Tower B	90,584	90,584
Total undeveloped parcels of land	194,373	194,373
Properties under development
PH Office Park	45,343	7,170
Total Properties under development	45,343	7,170
Total investment properties	3,852,174	3,908,178

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total as of December 31, 2016	Total as of June 30, 2016
Beginning of the period / year
Costs	90,225	22,583	124,586	3,154	56	240,604	209,781
Accumulated depreciation	(22,711)	(11,018)	(89,423)	(1,341)	-	(124,493)	(100,387)
Opening net book amount	67,514	11,565	35,163	1,813	56	116,111	109,394
Changes of the period / year
Additions	3,259	2,545	4,409	-	-	10,213	15,599
Transfers from investment properties	-	-	-	-	-	-	15,224
Depreciation (i)	(5,424)	(1,116)	(6,664)	(286)	-	(13,490)	(24,106)
Closing net book amount	65,349	12,994	32,908	1,527	56	112,834	116,111
Costs	93,484	25,128	128,995	3,154	56	250,817	240,604
Accumulated depreciation	(28,135)	(12,134)	(96,087)	(1,627)	-	(137,983)	(124,493)
Net book amount	65,349	12,994	32,908	1,527	56	112,834	116,111

(i)
Depreciation was charged to “Costs” in the amount of Ps. 10,414, to “General and administrative expenses” in the amount of Ps. 2,905 and to “Selling expenses” in the amount of Ps. 171 of the Statement of Comprehensive Income (Note 25).

12.
Trading properties

Changes in trading properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Completed properties	Undeveloped sites	Total as of December 31, 2016	Total as of June 30, 2016
Beginning of the period / year	387	13,802	14,189	11,721
Transfers from investment properties	-	-	-	3,868
Disposals (Note 25)	(34)	-	(34)	(1,400)
End of the period / year	353	13,802	14,155	14,189

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties (Continued)

Breakdown of current and non-current Company’s trading properties is as follow:

	December 31, 2016	June 30, 2016
Non-current	14,155	14,189
	14,155	14,189

The following is a summary of the Group's trading properties by type as of December 31, 2016 and June 30, 2016:

	Net book amount
Description	December 31, 2016	June 30, 2016	Date of acquisition
Completed properties:
Condominios I	-	21	apr-11
Condominios II	353	366	nov-13
Total completed properties	353	387

Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Córdoba Plot of land (Shopping)	3,868	3,868	dec-06
Residential project Neuquén	803	803	may-06
Total undeveloped sites	13,802	13,802
Total trading properties	14,155	14,189

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	Total as of December 31, 2016	Total as of June 30, 2016
Beginning of the period / year
Costs	-	16,829	20,873	38,281	11,861	87,844	86,261
Accumulated amortization	-	(15,098)	(1,414)	-	(4,193)	(20,705)	(17,246)
Opening net book amount	-	1,731	19,459	38,281	7,668	67,139	69,015
Changes of the period / year
Additions	-	12,928	-	-	-	12,928	1,583
Incorporation as a result of business combination (Note 4)	23,065	-	-	-	-	23,065	-
Amortization charge (i)	-	(144)	-	-	(1,293)	(1,437)	(3,459)
Closing net book amount	23,065	14,515	19,459	38,281	6,375	101,695	67,139

Costs	23,065	29,757	20,873	38,281	11,861	123,837	87,844
Accumulated amortization	-	(15,242)	(1,414)	-	(5,486)	(22,142)	(20,705)
Net book amount	23,065	14,515	19,459	38,281	6,375	101,695	67,139

(i)
Amortization charge was included in “Costs” in the Statements of Comprehensive Income (Note 25).
(ii)
Corresponds to Distrito Arcos.
(iii)
Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter agreements.

14.
Inventories

Group’s inventories as of December 31, 2016 and June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Current
Materials and others items of inventories	23,356	18,202
Total inventories	23,356	18,202

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of December 31, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding Allowance for doubtful accounts of trade and other receivables) (Note 16)	1,509,190	-	-	-	1,509,190	887,874	2,397,064
Investments in financial assets:
- Investment in equity public companies’ securities	-	100,076	-	-	100,076	-	100,076
- Non-convertible notes related parties (Notes 30 and 32)	-	400,387	-	-	400,387	-	400,387
- Mutual funds	-	13,586	-	-	13,586	-	13,586
- ETF funds	-	52,615	-	-	52,615	-	52,615
- Government bonds	-	846,983	-	-	846,983	-	846,983
Derivative financial instruments:
- Future contracts	-	-	6,056	-	6,056	-	6,056
Cash and cash equivalents:
- Cash at banks and on hand	81,354	-	-	-	81,354	-	81,354
- Short term investments	-	1,222,889	-	-	1,222,889	-	1,222,889
Total	1,590,544	2,636,536	6,056	-	4,233,136	887,874	5,121,010

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 19)	408,514	-	-	-	408,514	823,099	1,231,613
Borrowings (excluding finance lease liabilities) (Note 22)	6,278,216	-	-	-	6,278,216	-	6,278,216
Total	6,686,730	-	-	-	6,686,730	823,099	7,509,829

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts of trade and other receivables) (Note 16)	1,757,371	-	-	-	1,757,371	758,493	2,515,864
Investments in financial assets:
- Investment in equity public companies’ securities	-	140,106	-	-	140,106	-	140,106
- Investments in equity private companies' securities	-	-	-	172,319	172,319	-	172,319
- Non-convertible notes related parties (Notes 30 and 32)	-	328,669	-	-	328,669	-	328,669
- Mutual funds	-	372,925	-	-	372,925	-	372,925
- ETF funds	-	98,882	-	-	98,882	-	98,882
- Government bonds	-	968,859	-	-	968,859	-	968,859
- Bonds issued by Banco Macro	-	2,988	-	-	2,988	-	2,988
Cash and cash equivalents:
- Cash at banks and on hand	29,842	-	-	-	29,842	-	29,842
- Short term investments	-	3,207	-	-	3,207	-	3,207
Total	1,787,213	1,915,636	-	172,319	3,875,168	758,493	4,633,661

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 19)	415,591	-	-	-	415,591	874,409	1,290,000
Borrowings (excluding finance lease liabilities) (Note 22)	5,889,026	-	-	-	5,889,026	-	5,889,026
Derivative financial instruments:
- Foreign-currency future contracts	-	-	2,857	-	2,857	-	2,857
Total	6,304,617	-	2,857	-	6,307,474	874,409	7,181,883

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

Avenida Inc.	Market approach measurement	-	Assets and liabilities at their market value.

Based on the developments related to the difficult environment and the business restructuring process currently undergone by Avenida Inc., the investment is impaired as of December 31, 2016.

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other receivables

The following table shows the amounts of Trade and other receivables as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Non-current
Averaging of scheduled rent escalation	91,404	73,895
Leases and services receivables	9,027	4,900
Property sales receivables	-	10
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total non-current trade receivables	98,223	76,597
Receivable resulting from debt assumption agreement signed with AABE (*)	69,750	-
VAT receivables	22,084	22,778
Prepayments	17,456	12,088
Others	106	132
Total non-current other receivables	109,396	34,998
Related parties (Note 30)	495,403	376,603
Total non-current trade and other receivables	703,022	488,198
Current
Leases and services receivables	418,233	302,294
Post dated checks	319,231	358,253
Averaging of scheduled rent escalation	135,676	107,655
Debtors under legal proceedings	85,857	63,427
Consumer financing receivables	15,194	15,380
Property sales receivables	592	645
Less: Allowance for doubtful accounts	(114,585)	(91,159)
Total current trade receivables	860,198	756,495
Prepayments	62,345	80,107
Advance payments	53,257	60,888
Loans	9,226	9,276
Other tax receivables	6,844	21,628
Expenses to be recovered	4,558	2,347
VAT receivables	3,405	2,851
Others	2,763	1,715
Less: Allowance for doubtful accounts	(165)	(165)
Total current other receivables	142,233	178,647
Related parties (Note 30)	574,653	998,992
Total current trade and other receivables	1,577,084	1,934,134
Total trade and other receivables	2,280,106	2,422,332

(*)
State Assets Administration Office, or AABE in Spanish.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other receivables (Continued)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	93,532	84,668
Additions (Note 25)	32,094	35,391
Unused amounts reversed (Note 25)	(8,359)	(23,396)
Used during the period / year	(309)	(3,131)
End of the period / year	116,958	93,532

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 25). Amounts charged to the allowance account are generally written off, when no recovery is expected.

17.
Cash and cash equivalents information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2016 and 2015:

	Note	December 31, 2016		December 31, 2015
Net income for the period		518,446		432,246
Adjustments:
Income tax expense	23	228,593		102,648
Amortization and depreciation	25	121,360		119,589
(Gain) / Loss from disposal of trading properties		(495)		241
Gain from disposal of investment properties		(47,171)		(155,853)
Goodwill written off	8	-		4,297
Directors’ fees	25	66,429		59,162
Averaging of scheduled rent escalation	24	(45,530)		(8,311)
Long-term incentive plan	29	6,107		8,968
Financial results, net		618,320		613,411
Doubtful accounts, net	25	23,735		11,743
Provisions, net	27	7,952		10
Share of (profit) / loss of associates and joint ventures	8 and 9	(36,696)		3,780
Interest held before business combination	27	(44,029)	-	-
Unrealized foreign exchange gain on cash and cash equivalents, net		(414)		(11,614)
Changes in operating assets and liabilities:
Increase in inventories		(5,154)		(661)
Decrease in trading properties		529		1,159
Increase in trade and other receivables		(202,009)		(711,531)
(Decrease) Increase in trade and other payables		(23,786)		7,610
Decrease in payroll and social security liabilities		(19,803)		(26,279)
Uses in provisions	21	(2,623)		(943)
Net cash generated from operating activities before income tax paid		1,163,761		449,672

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Cash flow and cash equivalent information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Non-cash transactions
Decrease in trade and other receivables through a decrease in borrowings	30,123	-
Dividends distribution through a decrease in trade and other receivables	434,737	-
Decrease in equity investments in joint ventures through an increase in trade and other receivables	8,841	-
Increase in investment properties through an increase in trade and other payables	15,050	-
Increase in related party borrowing through the sale of government securities	-	229,385
Financed purchase of property, plant and equipment	-	1,026
Transfers of investment properties to property, plant and equipment	-	9,527
Decrease in trade and other payables through a decrease in trade and other receivables	-	253,663
Repayment of related party borrowings through dividends receivable	-	3,591
Dividends pending payment	-	2,213

Balances incorporated as result of business combination

December 31, 2016
Investments in joint ventures	(123,483)
Trade and other receivables	(87,879)
Borrowings	45,253
Deferred income tax	6,636
Income tax and minimum presumed income tax liabilities	1,060
Trade and other payables	13,059
Provisions	2,361
Net amount of non-cash assets acquired	(142,993)
Cash acquired	(6,902)
Fair value of interest held before business combination	74,954
Goodwill	(23,065)
Non-controlling interest	44,959
Net amount of assets acquired	(53,047)
Cash acquired	6,902
Acquisition of subsidiaries, net of cash acquired	(46,145)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Equity

Share capital

On October 18, 2016, the Buenos Aires Stock Exchange has decided to authorize listing of 126,014,050 registered ordinary shares (entitled to 1 vote each) with a par value of Ps. 1 each, due to its change in nominal value. The CNV has admitted the shares indicated above for listing in the Stock Exchange.

Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has reached the legal limit of these reserves.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Trade and other payables

The following table shows the amounts of trade and other payables as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Non-current
Admission rights	189,541	199,688
Rent and service payments received in advance	99,166	89,021
Tenant deposits	6,912	5,688
Total non-current trade payables	295,619	294,397
Tax payment plans	14,301	18,077
Others	8,581	6,438
Other income to be accrued	6,678	6,925
Total non-current other payables	29,560	31,440
Related parties (Note 30)	39	232
Total non-current trade and other payables	325,218	326,069
Current
Rent and service payments received in advance	221,732	216,958
Admission rights	194,674	187,446
Accrued invoices	138,902	110,390
Trade payables	91,702	77,367
Tenant deposits	20,901	24,085
Customer advances	19,281	15,528
Total current trade payables	687,192	631,774
Dividends	53,755	64,209
Withholdings payable	50,787	50,224
Other tax payables	13,880	8,870
VAT payables	8,669	46,306
Others	5,939	6,968
Tax payment plans	3,895	34,871
Other income to be accrued	495	495
Total current other payables	137,420	211,943
Related parties (Note 30)	81,783	120,214
Total current trade and other payables	906,395	963,931
Total trade and other payables	1,231,613	1,290,000

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Current
Provision for vacations, bonuses and other	67,656	89,804
Social security payable	19,373	17,144
Others	550	434
Total payroll and social security liabilities	87,579	107,382

21.
Provisions

The following table shows the changes in the Group's provisions as of December 31 2016, and June 30, 2016:

	Labor, legal and other claims
	December 31, 2016	June 30, 2016
At the beginning of the period / year	33,074	33,022
Increases (Note 27)	11,386	13,549
Recovery (Note 27)	(3,434)	(10,147)
Used during the period / year	(2,623)	(3,350)
Incorporation as result of business combination (Note 4)	2,361	-
At the end of the period / year	40,764	33,074

Breakdown of current and non-current provisions is as follows:

	December 31, 2016	June 30, 2016
Non-current	17,475	26,286
Current	23,289	6,788
	40,764	33,074

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
22.
Borrowings

The following table shows the Company's borrowings as of December 31, 2016 and June 30, 2016:

							Book value
	Secured / unsecured	Currency	Rate	Interest rate %	Date of payment of capital	Nominal value in issue currency	December 31, 2016	June 30, 2016
Non-current
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	5,574,786	5,261,871
AABE Debt (*)	Secured	Ps.	Floating	(viii)	-	44,387	50,327	-
Finance leases	Secured	USD	Fixed	(iv)	2020	226	1,920	2,381
Banco Citibank N.A loans	Unsecured	Ps.	Fixed	(iii)		-	-	2,324
Total non-current borrowings							5,627,033	5,266,576
Current
NCN Class I due 2017	Unsecured	Ps.	Fixed/ Floating	(vi)	2017	407,260	410,003	409,091
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	136,257	127,652
Bank overdrafts	Unsecured	Ps.	Floating	(ii)	2017	-	95,161	39,792
Banco Citibank N.A loans	Unsecured	Ps.	Fixed	(iii)	2017	4,620	4,579	5,837
Finance leases	Secured	USD	Fixed	(iv)	2020	226	1,525	1,661
Banco Provincia de Buenos Aires loans	Unsecured	Ps.	Fixed	(i)	-	-	-	36,074
Current borrowings							647,525	620,107
Related parties (Note 30)	Unsecured	Ps.	Floating	(v)	2017	5,511	7,103	6,385
Total current borrowings							654,628	626,492
Total borrowings							6,281,661	5,893,068

(i)
On September 30, 2015, the Company subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Accrued interest at a 23% rate. Last installment was settled in September 2016.
(ii)
Granted by different financial institutions. They accrue interest rates ranging from 15% to 26.5% per year, and shall be repaid within a maximum term of three months from the period end.
(iii)
On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. Such loan was fully paid in December 2016. Additionally, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(iv)
They accrue interest rates ranging from 3.2% to 14.3% per year.
(v)
It includes credit line with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate. Due in June, 2017.
(vi)
On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.
(vii)
On March 23, 2016, IRSA Propiedades Comerciales S.A. issued non-convertible notes in the amount of USD 360 million which pay an annual fixed rate of 8.75% Class II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.
(viii)
Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(*)
State Assets Administration Office, or AABE in Spanish.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Current and deferred income tax

The details of the Group’s income tax expense as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Current income tax	(261,960)	(119,195)
Deferred income tax	33,367	16,547
Income tax expense	(228,593)	(102,648)

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Changes in the deferred tax account are as follows:

	December 31, 2016 Asset / (Liability)	June 30, 2016 Asset / (Liability)
Beginning of the period / year	(126,587)	(55,471)
Income tax	33,367	(71,116)
Incorporation as result of business combination (Note 4)	(6,636)	-
Period / year-end	(99,856)	(126,587)

The Group did not recognize deferred income tax assets in the amount of Ps. 1,158 and Ps. 16 as of December 31, and June 30, 2016, respectively. Under IAS 12, Management has determined that, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, such deferred tax assets are not recognized.

The Group did not recognize deferred income tax liabilities of Ps. 140.0 million and Ps. 170.8 million as of December 31, and June 30, 2016, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, Torodur S.A.. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Current and deferred income tax (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Profit for the period before income tax at the prevailing tax rate (i)	290,551	103,007
Tax effects of:
Non-taxable loss as result of business combination	(15,410)	-
Share in (loss) / profit of associates and joint ventures	(12,844)	1,323
Non-deductible items	(3,060)	(1,682)
Non-taxable items	(25,523)	-
Recovery of expired carryforwards	(7,038)	-
Others	1,917	-
Income tax expense	228,593	102,648

(i)
It does not include Uruguayan-source results for Ps. (83,106) as of December 31, 2016, and Ps. 240,591 as of December 31, 2015.

24.
Revenues

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Base rental	959,270	706,098
Contingent rent	376,051	356,491
Admission rights	125,379	93,013
Parking fees	95,005	75,267
Averaging of scheduled rental escalation	45,530	8,311
Letting fees	46,411	32,510
Property management fees	24,668	19,166
Other	6,382	4,319
Total revenues from rentals and services	1,678,696	1,295,175
Sale of trading properties	529	1,159
Total revenues from sale of properties	529	1,159
Other revenues	392	309
Other revenues	392	309
Total revenues from sales, rental and services	1,679,617	1,296,643
Expenses and collective promotion fund	744,179	588,585
Total revenues from expenses and collective promotion funds	744,179	588,585
Total revenues	2,423,796	1,885,228

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Expenses by nature

For the six-month period ended December 31, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 26)	309,217	-	-	50,070	11,798	371,085
Maintenance, security, cleaning, repairs and others	298,980	5,672	-	4,538	272	309,462
Advertising and other selling expenses	180,685	-	-	-	21,129	201,814
Taxes, rates and contributions	75,501	471	-	1,315	63,183	140,470
Amortization and depreciation	118,281	3	-	2,905	171	121,360
Directors’ fees	-	-	-	66,429	-	66,429
Fees and payments for services	6,672	84	37	20,990	1,244	29,027
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed) (i)	-	-	-	-	23,977	23,977
Leases and expenses	13,740	440	-	2,273	274	16,727
Traveling, transportation and stationery	9,570	-	-	1,392	440	11,402
Bank charges	-	-	-	3,247		3,247
Other expenses	1,492	-	-	65	42	1,599
Commercial compensation	-	-	-	-	1,886	1,886
Cost of sale of properties	-	34	-	-	-	34
Total expenses by nature	1,014,138	6,704	37	153,224	124,416	1,298,519

(i)
Includes debt relief for Ps. 242.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Expenses by nature (Continued)

For the six-month period ended December 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 26)	242,283	-	-	22,747	8,927	273,957
Maintenance, security, cleaning, repairs and others	195,286	1,562	-	2,224	298	199,370
Advertising and other selling expenses	171,484	-	-	-	8,227	179,711
Taxes, rates and contributions	59,323	330	-	2,600	46,078	108,331
Amortization and depreciation	117,463	19	-	2,010	97	119,589
Directors’ fees	-	-	-	59,162	-	59,162
Fees and payments for services	2,997	40	50	14,342	1,917	19,346
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	11,743	11,743
Leases and expenses	14,565	108	-	1,428	59	16,160
Traveling, transportation and stationery	6,144	-	-	1,093	360	7,597
Bank charges	-	-	-	4,398	-	4,398
Other expenses	456	-	-	-	-	456
Commercial compensation	-	-	-	-	130	130
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	810,001	3,459	50	110,004	77,836	1,001,350

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Employee costs

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Salaries, bonuses and social security costs	332,514	244,841
Long-term incentive plan (Note 29)	6,107	8,968
Other personnel related expenses	32,464	20,148
Employee costs	371,085	273,957

27.
Other operating results, net

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Donations	(16,373)	(13,953)
Lawsuits (Note 21)	(7,952)	(10)
Management fees	1,817	2,023
Gain/loss resulting from the revaluation of equity interest held before the business combination (Note 4)	44,029	-
Others	3,003	(3,894)
Total other operating results, net	24,524	(15,834)

28.
Financial results, net

For the six-month periods ended December 31, 2016 and 2015:
	December 31, 2016	December 31, 2015
Finance income:
- Interest income	95,588	42,978
- Foreign exchange	29,561	281,547
- Dividends income	8,841	-
Finance income	133,990	324,525

Finance costs:
- Interest expense	(339,297)	(261,519)
- Foreign exchange	(304,594)	(1,454,894)
- Other finance costs	(26,701)	(33,912)
Finance costs	(670,592)	(1,750,325)
Other financial results:
- Gain from derivative financial instruments	46,761	822,017
- Gains from financial assets and liabilities at fair value through profit or loss	3,212	118,560
Other financial results	49,973	940,577
Total financial results, net	(486,629)	(485,223)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
Long-term incentive plan

For the six-month periods ended December 31, 2016 and 2015, the Group incurred a charge of Ps. 6,107 and Ps. 8,968, respectively, related to the awards granted under the incentive plan. During the six-month period ended December 31, 2016, our parent company IRSA and its parent company Cresud S.A.C.I.F. y A. did not granted shares to our employees. As of December 31, 2016 and 2015 the amount accrued as a result of this equity incentive plan amounts to Ps. 68.7 and Ps. 60.9 million, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the equity incentive plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at period-end.

30.
Related Party transactions

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	15,813	-	(29)	-
	Non-Convertible Notes	23,495	-	-	-	-	-
	Advance	-	495,403	-	-	-	-
	Corporate services	-	-	10,241	-	-	-
	Leases’ collections	-	-	229	-	-	-
	Long-term incentive plan	-	-	18,115	-	(14,020)	-
	Advertising space	-	-	80	-	-	-
	Leases and/or rights of spaces’ use	-	-	313	-	-	-
	Borrowings	-	-	168,264	-	-	-
Total direct parent company		23,495	495,403	213,055	-	(14,049)	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(28,123)	-
	Long-term incentive plan	-	-	237	-	-	-
	Leases and/or rights of spaces’ use	-	-	17,734	-	-	-
	Non-Convertible Notes	376,892	-	-	-	-	-
Total direct parent company of IRSA		376,892	-	17,971	-	(28,123)	-

Tarshop S.A.	Reimbursement of expenses	-	-	299	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(14)	(650)	-
Total associates of IRSA Propiedades Comerciales		-	-	299	(14)	(650)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	958	-	-	-
	Management fees	-	-	1,055	-	-	-
	Leases’ collections	-	-	-	-	(168)	-
	Leases and/or rights of spaces use	-	-	-	-	(518)	-
	Advertising space	-	-	158	-	-	-
	Borrowings	-	-	-	-	-	(7,103)
Quality Invest S.A.	Management fees	-	-	22	-	-	-
	Borrowings	-	-	4,099	-	-	-
La Rural S.A.	Leases and/or rights of spaces’ use	-	-	119	-	-	-
	Advertising space	-	-	2,536	-	-	-
	Dividends	-	-	8,841	-	-	-
		-	-	25,779	-	-	-
	Borrowings	-	-	5,313	-	-	-
	Fees	-	-	-	-	(1,030)	-
	Reimbursement of expenses	-	-	-	-	(83)	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	48,880	-	(1,799)	(7,103)

Llao Resorts S.A.	Hotel services	-	-	1	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(18)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	6	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	198	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	205	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Real Estate Investment Group V LP	Borrowings	-	-	284,110	-	-	-
Total subsidiaries of IRSA		-	-	284,550	-	(290)	-

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	146	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	-	(45)	-
	Other liabilities	-	-	-	-	(1,786)	-
Total subsidiaries of Cresud		-	-	146	-	(1,831)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assetscurrent	Trade and other receivables non-current	Trade and other receivables current	Trade and other payablesnon-current	Trade and other payables current	Borrowings current
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	870	-	-	-
	Leases and/or rights of spaces’ use	-	-	49	(16)	-	-
	Commissions per stands	-	-	99	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	112	-	-	-
Bacs Administradora de Activos S.A.		-	-	2	-	-	-
BHN Sociedad de Inversion S.A.	Leases and/or rights of spaces’ use	-	-	257	-	-	-
BHN Seguros Generales S.A.	Leases and/or rights of spaces’ use	-	-	67	-	-	-
Total associate of IRSA		-	-	1,456	(16)	-	-

Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	247	-	-	-
Avenida Compras S.A.	Advertising space	-	-	5,257	-	-	-
	Leases and/or rights of spaces’ use	-	-	84	-	-	-
Avenida Inc.	Advertising space	-	-	637	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(772)	-
Austral Gold S.A.	Reimbursement of expenses	-	-	141	-	-	-
Centro Comercial Panamericano S.A.	Reimbursement of expenses	-	-	14	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	194	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,680	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	42	-	-	-
Total other related parties		-	-	8,296	-	(772)	-

Directors	Fees	-	-	-	-	(34,264)	-
	Reimbursement of expenses	-	-	-	-	(5)	-
	Tenant deposits	-	-	-	(9)	-	-
Total Directors		-	-	-	(9)	(34,269)	-
Total		400,387	495,403	574,653	(39)	(81,783)	(7,103)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	8,560	-	(394)	-
Anónima (IRSA)	Corporate services	-	-	20,400	-	-	-
	Leases’ collections	-	-	366	-	-	-
	Advertising space	-	-	-	-	(141)	-
	Advance	-	376,603	-	-	-	-
	Other receivables	-	-	2,243	-	-	-
	Incentive plan	-	-	21,791	-	(12,934)	-
	Leases and/or rights of spaces’ use	-	-	1,236	-	-	-
	Borrowings	-	-	65,806	-	-	-
Total direct parent company		-	376,603	120,402	-	(13,469)	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,310)	-
	Long-term incentive plan	-	-	1,709	-	-	-
	Corporate services	-	-	-	-	(43,780)	-
	Leases and/or rights of spaces’ use	-	-	873	-	-	-
	Non-Convertible Notes	328,669	-	-	-	-	-
Total direct parent company of IRSA		328,669	-	2,582	-	(69,090)	-

Tarshop S.A.	Reimbursement of expenses	-	-	1,206	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(209)	(861)	-
Total associates of IRSA Propiedades Comerciales		-	-	1,206	(209)	(861)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payablesnon-current	Trade and other payables current	Borrowings current
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-
	Leases’ collections	-	-	2	-	-	-
	Advertising space	-	-	201	-	-	-
	Leases and/or rights of spaces’ use	-	-		-	(308)	-
	Management fees	-	-	4,075	-	-	-
	Borrowings	-	-	-	-	-	(6,385)
Quality Invest S.A.	Reimbursement of expenses	-	-	1	-	-	-
	Management fees	-	-	223	-	-	-
Entretenimiento Universal S.A. (i)	Reimbursement of expenses	-	-	116	-	-	-
	Borrowings	-	-	96	-	-	-
Entertainment Holdings S.A. (i)	Reimbursement of expenses	-	-	150	-	-	-
	Borrowings	-	-	87	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	(6,385)

Llao Resorts S.A.	Hotel services	-	-	1	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(30)	-
IRSA International LLC	Reimbursement of expenses	-	-	187	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Real Estate Investment Group V LP	Borrowings	-	-	860,576	-	-	-
Total subsidiaries of IRSA		-	-	860,883	-	(302)	-

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	-	-	-	-	(1,089)	-
	Reimbursement of expenses	-	-	135	-	-	-
	Other receivables	-	-	52	-	-	-
	Transfer of tax credits	-	-	-	-	(6,370)	-
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-
Total subsidiaries of Cresud		-	-	378	-	(7,459)	-

(i)
See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-
	Leases and/or rights of spaces’ use	-	-	23	(11)	(17)	-
	Advances	-	-	-	-	(2)	-
	Commissions per stands	-	-	63	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	929	-	-	-
Total associates of IRSA		-	-	1,191	(11)	(19)	-

Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-
Total joint ventures of IRSA		-	-	2	-	(3)	-

Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-	-	-
	Other payables	-	-	-	-	(677)	-
	Borrowings	-	-	6	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-
La Rural S.A.	Leases and/or rights of spaces’ use	-	-	222	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-
	Leases and/or rights of spaces’ use	-	-	73	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-
	Borrowings	-	-	901	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(311)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,346	-	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-
Total other related parties		-	-	5,342	-	(988)	-

Directors	Fees	-	-	-	-	(27,700)	-
	Reimbursement of expenses	-	-	-	-	(15)	-
	Tenant deposits	-	-	-	(12)	-	-
Total Directors		-	-	-	(12)	(27,715)	-
Total		328,669	376,603	998,992	(232)	(120,214)	(6,385)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2016:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
IRSA Inversiones y Representaciones Sociedad Anónima	10,237	-	3,984	543	-	70
Total direct parent company	10,237	-	3,984	543	-	70

Cresud S.A.CI.F. y A.	(63,263)	-	23,896	509	-	-
Total direct parent company of IRSA	(63,263)	-	23,896	509	-	-

Tarshop S.A.	-	-	-	7,171	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	7,171	-	-

Estudio Zang, Bergel & Viñes	-	(2,576)	-	(1)	-	-
Real Estate Investment Group V LP	-	-	59,397	-	-	-
Avenida Inc.	-	-	(3)	-	-	-
Fundación IRSA	-	-	-	-	(500)	-
Hamonet S.A.	-	-	-	(154)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(291)	-	-
Total other related parties	-	(2,576)	59,394	(446)	(500)	-

Directors	-	(66,429)	-	-	-	-
Senior Management	-	(3,153)	-	-	-	-
Total Directors and Senior Management	-	(69,582)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Quality Invest S.A.	-	108	249	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,709	(719)	(960)	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,817	(470)	(960)	-	-

Banco Hipotecario S.A.	-	-	-	2,001	-	-
Banco Crédito y Securitización	-	-	-	4,222	-	-
BHN Vida S.A.	-	-	-	497	-	-
BHN Sociedad de Inversion S.A.	-	-	-	249	-	-
BACS Administradora de Activos	-	-	-	208	-	-
BHN Seguros Generales S.A.	-	-	-	503	-	-
Total associate of IRSA	-	-	-	7,680	-	-

Nuevas Fronteras S.A.	-	-	-	(33)	-	-
Total subsidiary of IRSA	-	-	-	(33)	-	-
Total	(53,026)	(70,341)	86,804	14,464	(500)	70

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
IRSA Inversiones y Representaciones Sociedad Anónima	10,108	-	(1,058,015)	985	-	45
Total direct parent company	10,108	-	(1,058,015)	985	-	45

Cresud S.A.CI.F. y A.	(39,972)	-	42,677	608	-	-
Total direct parent company of IRSA	(39,972)	-	42,677	608	-	-

Tarshop S.A.	-	-	(886)	5,266	-	-
Total associates of IRSA Propiedades Comerciales	-	-	(886)	5,266	-	-

Estudio Zang, Bergel & Viñes	-	(2,212)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Ogden Argentina S.A.	-	-	77	-	-	-
Hamonet S.A.	-	-	-	(94)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(179)	-	-
Total other related parties	-	(2,212)	77	(273)	(96)	-

Directors	-	(59,162)	-	-	-	-
Senior Management	-	(2,777)	-	-	-	-
Total Directors and Senior Management	-	(61,939)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,915	(854)	(272)	-	-
Entretenimiento Universal S.A.	-	-	7	-	-	-
Entertainment Holdings S.A.	-	-	7	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	2,023	(840)	(272)	-	-

Banco Hipotecario S.A.	-	-	-	1,284	-	-
Banco Crédito y Securitización	-	-	-	2,580	-	-
Total associates of IRSA	-	-	-	3,864	-	-

Tyrus S.A.	-	-	4,734	(4)	-	-
Total subsidiary of IRSA	-	-	4,734	(4)	-	-
Total	(29,864)	(62,128)	(1,012,253)	10,174	(96)	45

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties Note 25 – Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Trade and other receivables
Uruguayan Pesos	9	0.53	5	33	0.48	16
US Dollar	4,240	15.79	66,952	2,624	14.94	39,199
Receivables with related parties
US Dollar	30,605	15.89	486,306	61,836	15.04	930,017
Total Trade and other receivables			553,263			969,232
Investments in financial assets
US Dollar	65,140	15.79	1,028,556	60,033	14.94	896,897
Investments with related parties:
US Dollar	25,357	15.79	400,387	21,999	14.94	328,669
Total investments in financial assets			1,428,943			1,225,566
Cash and cash equivalents
Uruguayan Pesos	11	0.53	6	2	0.48	1
US Dollar	27,208	15.79	429,622	864	14.94	12,905
Pounds	1	19.47	29	2	19.76	30
Euros	13	16.62	222	13	16.49	222
Total Cash and cash equivalents			429,879			13,158
Total Assets as of 12.31.16			2,412,085			-
Total Assets as of 06.30.16			-			2,207,956
Liabilities
Trade and other payables
Uruguayan Pesos	4	0.53	2	35	0.49	17
US Dollar	4,597	15.89	73,040	3,887	15.04	58,456
Payables with related parties
US Dollar	402	15.89	6,387	20	15.04	294
Total Trade and other payables			79,429			58,767
Borrowings
US Dollar	364,667	15.89	5,794,562	364,321	15.04	5,479,395
Total Borrowings			5,794,562			5,479,395
Provisions
US Dollar	5	15.89	79	10	15.04	150
Total Provisions			79			150
Total Liabilities as of 12.31.16			5,874,070			-
Total Liabilities as of 06.30.16			-			5,538,312

(1)
Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period / year-end.
(2)
Exchange rate as of December 31 and June 30, 2016 according to Banco Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A.
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse located in Azara 1245, C.A.B.A. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

34.
Subsequent events

The e-commerce company Avenida Inc. (“Avenida”) has modified its shareholding structure following the exit of two major shareholders who decided not to continue injecting equity due to the large losses made by related operations abroad.

On January 20, 2017, new equity capital was issued as part of a new round of investment in the amount of USD 3.8 million, where the Company made a capital contribution of USD 460,000 and a debt-for-equity swap in the amount of USD 229,515 involving a receivable due by Avenida, in addition to contributions made by new investors. As a result, the Company’s interest in Avenida’s capital stock increased to 17.3%. It should be noted that Avenida has reserved 385,103 shares to be used in a stock incentive plan.

34.
Subsequent events (Continued)

Furthermore, the Company is the only shareholder that holds an option (warrant) to acquire 3,976,225 additional preferred shares at a share price of USD 0.10 for a term of 18 months or until the issuance of capital (subject to certain conditions), whichever takes place earlier. If the company exercises the warrants, its equity interest would increase to 25% of the capital stock of Avenida.

Against this backdrop, Avenida has modified its management as well as its business model and strategy.

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Financial Statements for the six-month period ended December 31, 2016, presented comparatively

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2016 and June 30, 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	06.30.16
ASSETS
Non-Current Assets
Investment properties	6	2,716,158	2,785,285
Property, plant and equipment	7	95,208	99,387
Trading properties	8	13,352	13,386
Intangible assets	9	58,924	47,682
Investments in subsidiaries, associates and joint ventures	5	2,281,627	2,122,608
Income tax and minimum presumed income tax credits		28,445	-
Trade and other receivables	12	904,588	800,335
Investments in financial assets	11	100,076	140,106
Total Non-Current Assets		6,198,378	6,008,789
Current Assets
Inventories	10	20,322	15,548
Derivative financial instruments	11	5,945	-
Income tax credit		53,839	345,425
Trade and other receivables	12	1,294,100	1,079,747
Investments in financial assets	11	1,008,810	1,323,685
Cash and cash equivalents	11	1,169,741	26,059
Total Current Assets		3,552,757	2,790,464
TOTAL ASSETS		9,751,135	8,799,253
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Reserve for future dividends		356,598	-
Retained earnings		475,173	812,632
TOTAL SHAREHOLDERS’ EQUITY		1,510,470	1,491,331
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	214,957	228,040
Borrowings	18	5,585,952	5,283,565
Deferred income tax liabilities	19	139,772	178,339
Other liabilities	5	67,609	55,497
Provisions	17	16,003	23,199
Total Non-Current Liabilities		6,024,293	5,768,640
Current Liabilities
Trade and other payables	15	676,715	733,096
Payroll and social security liabilities	16	74,641	88,963
Borrowings	18	1,447,973	708,102
Derivative financial instruments	11	-	2,477
Provisions	17	17,043	6,644
Total Current Liabilities		2,216,372	1,539,282
TOTAL LIABILITIES		8,240,665	7,307,922
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,751,135	8,799,253

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

.. .
Saúl Zang
Vice President I
                 acting as President

1

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income for the six and three-month periods beginning July 1 and October 1, 2016 and 2015 and ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.16	12.31.15	12.31.16	12.31.15
Income from sales, rentals and services	20	1,414,564	1,098,527	769,387	598,586
Income from expenses and collective promotion fund	20	642,616	505,532	351,465	292,384
Costs	21	(874,391)	(696,101)	(467,706)	(392,065)
Gross profit		1,182,789	907,958	653,146	498,905
Gain from disposal of investment properties	6	47,171	155,853	47,171	-
General and administrative expenses	21	(145,944)	(104,752)	(84,753)	(53,878)
Selling expenses	21	(107,157)	(66,276)	(57,949)	(36,320)
Other operating results, net	23	(8,704)	(161)	(7,387)	(2,388)
Profit from operations		968,155	892,622	550,228	406,319
Share of profit of subsidiaries, associates and joint ventures	5	119,298	399,074	187,232	362,093
Profit from operations before financing and taxation		1,087,453	1,291,696	737,460	768,412
Finance income	24	56,302	111,698	27,323	81,514
Finance cost	24	(695,976)	(1,823,237)	(409,108)	(1,572,851)
Other financial results	24	176,292	787,732	112,027	951,312
Financial results, net		(463,382)	(923,807)	(269,758)	(540,025)
Profit before income tax		624,071	367,889	467,702	228,387
Income tax expense	19	(144,932)	11,350	(67,445)	47,850
Profit for the period		479,139	379,239	400,257	276,237
Total comprehensive income for the period		479,139	379,239	400,257	276,237

Profit per share for the period:
Basic		3.80	3.01	3.18	2.19
Diluted		3.80	3.01	3.18	2.19

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

.. .
Saúl Zang
Vice President I
acting as President

2

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve (1) (2)	Changes in non-controlling interest (2)	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	-	-	812,632	1,491,331
Distribution of cash dividends as per Shareholders’ Meeting as of October 31, 2016 (Note 14)	-	-	-	-	-	-	-	(460,000)	(460,000)
Reserve constitution – Shareholders’ meeting as of October 31, 2016	-	-	-	-	356,598	-	-	(356,598)	-
Comprehensive income for the year	-	-	-	-	-	-	-	479,139	479,139
Balance as of December 31, 2016	126,014	69,381	444,226	39,078	356,598	-	-	475,173	1,510,470

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve (1) (2)	Changes in non-controlling interest (2)	Retained earnings	Total Shareholders’ Equity
Balance as of July 1, 2015	126,014	69,381	444,226	39,078	-	-	-	279,614	958,313
Distribution of cash dividends as per Shareholders’ Meeting as of October 30, 2015 (Note 14)	-	-	-	-	-	-	-	(283,580)	(283,580)
Comprehensive income for the year	-	-	-	-	-	-	-	379,239	379,239
Balance as of December 31, 2015	126,014	69,381	444,226	39,078	-	-	-	375,273	1,053,972

(1)
Related to CNV General Resolution N° 609/12. See Note 14.
(2)
See Note 2.1.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. .
Saúl Zang
Vice President I
acting as President

3

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.16	12.31.15
Operating activities:
Cash generated from operations	13	960,523	568,891
Income tax paid		(11,954)	(400,888)
Net cash flows generated from operating activities		948,569	168,003

Investing activities:
Irrevocable contributions in subsidiaries and joint ventures	5	(52,550)	(332,947)
Acquisition of subsidiaries		(53,047)	-
Acquisition of investment properties	6	(48,458)	(31,493)
Acquisition of property, plant and equipment	7	(8,296)	(4,083)
Acquisition of intangible assets	9	(12,926)	(273)
Acquisition of financial assets		(1,141,321)	(1,842,343)
Decrease of financial assets		1,527,790	946,124
Loans granted to related parties		(207,672)	(198,731)
Proceeds from sale of investment properties		90,720	316,579
Proceeds from loans granted to related parties		74,741	-
Collection of interest on financial assets		11,148	4,556
Net cash flows generated from (used in) investing activities		180,129	(1,142,611)
Financing activities:
Borrowings obtained		73,359	170,394
Borrowings obtained from related parties		244,809	7,200
Repayments of borrowings		(43,119)	(349,470)
Payments of finance leasing		(883)	(1,554)
Repayment of borrowings from related parties		-	(62,683)
Issuance of non-convertible notes		-	403,086
Proceeds from derivative financial instruments		60,588	789,909
Payment of derivative financial instruments		(26,287)	(15,531)
Dividends paid		(25,263)	(27,704)
Interest paid		(268,541)	(123,759)
Net cash flows generated from financing activities		14,663	789,888
Net increase (decrease) in cash and cash equivalents		1,143,361	(184,720)
Cash and cash equivalents at beginning of period	11	26,059	261,465
Foreign exchange gain on cash and cash equivalents		321	9,567
Cash and cash equivalents at period-end	11	1,169,741	86,312

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

. .
Saúl Zang
Vice President I
acting as President

4

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the lease, management, development, operation and acquisition of shopping centers and office buildings, with a leading position in the Argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and up to 1984 were the main operator in the fresh products market in the City of Buenos Aires. The main asset was the historical Mercado de Abasto, which served as seat of the market from 1889 until 1984, when interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

To the date of issuance of these Unaudited Condensed Interim Financial Statements, the Company operates 333,155 square meters in 16 shopping centers, 77,344 square meters in 6 buildings premium offices and 1 extensive land reserve for future commercial developments. The Company operates and holds a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén). In addition, La Ribera Shopping, in the City of Santa Fe and is owner of the historic building of the Patio Olmos Shopping Center, in the province of Córdoba, operated by a third party).

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America’s NASDAQ (NASDAQ: IRCP).

5

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

1.
General information (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors on February 9, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These unaudited condensed interim separate financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE", as per its Spanish acronym) approved Technical Resolution N° 43 (TR 43), which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted for in the separate financial statements under the equity method, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014, valuation at cost or fair market value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in separate financial statements, since the equity method was not a valuation option for such investments.

The Company has adopted Accounting Standard 43 for this fiscal year ending on June 30, 2017. As a result, these individual condensed interim financial statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

IFRS 1 mandatorily establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. The Company did not restate these acquisitions prior to transition date.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
TR 26 Shareholders' equity	958,313
Acquisition of non-controlling interest	19,770
Appropriation of a special reserve	(15,802)
Retained earnings recognition	(3,968)
IFRS Shareholders' equity	958,313

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2016. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos and have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The Unaudited Condensed Interim Separate Financial Statements corresponding to the six-month periods ended December 31, 2016 and 2015 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s six-month periods ended December 31, 2016 and 2015 results do not necessarily reflect the proportion of the Company’s full year results.

2.2.
Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the following modification:

New standards, amendments and interpretations binding on all fiscal years started on or after January 1, 2016.

IAS 27 “Separate financial statements”: in August 2014, the IASB modified IAS 27 “Separate Financial Statements” and admitted the use of the equity method as described in IAS 28 “Investments in associates and joint ventures” for purposes of accounting for investments in subsidiaries, subject to joint control and associated, which is applicable to annual fiscal years commenced as from January 1, 2016, although early adoption is permitted. The Company has adopted IAS 27 due to the implementation of Accounting Standard 43, as described in the note dealing with the basis for preparation.

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.
Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2016.

2.4.
Comparative information

The comparative information as of June 30, 2016 and December 31, 2015 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.5.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Acquisitions and disposals

See Company's acquisitions and disposals for the six-month period ended December 31, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Financial Risk Management and fair value estimates

4.1. Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

8

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

4.
Financial Risk Management and fair value estimates (Continued)

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separate financial statements as of June 30, 2016. There have been no significant changes in the risk management or risk management policies applied by the Company since year end.

4.2. Fair value estimates

From June 30, 2016 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor were any transfers made between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016:

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Fibesa S.A. (5)	Common shares 5 votes	2,323,125	16,371	27,628	Unlisted	Real estate	Argentina	12.31.16	2,395	13,915	16,877	97%
	Financial costs capitalized		(83,980)	(83,125)
Torodur S.A.	Common shares 1 vote	(1) 1,735,435,048	989,694	524,460	Unlisted	Investment	Uruguay	12.31.16	581,676	(83,106)	989,694	100%
	Contribution		-	511,292
Quality Invest S.A.	Common shares 1 vote	78,814,342	65,389	65,968	Unlisted	Real estate	Argentina	12.31.16	157,629	(5,158)	132,777	50%
	Contribution		1,000	2,000
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		18,733	18,842
Emprendimiento	Common shares 1 vote	13,449,990	25,743	36,979	Unlisted	Real estate	Argentina	12.31.16	25,054	17,887	47,952	53.68%
Recoleta S.A.	Intragroup transactions		(250)	(319)
Shopping Neuquén S.A.	Common shares 1 vote	12,580,191	19,123	29,470	Unlisted	Real estate	Argentina	12.31.16	12,690	4,088	44,402	99.14%
	Contributions		25,151	10,651
	Financial costs capitalized		26,769	27,303
	Intragroup transactions		(5,558)	(5,734)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	635,567	568,334	Unlisted	Real estate	Argentina	12.31.16	497,077	106,420	794,459	80%
	Financial costs capitalized		88,793	90,598

10

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.16	Value recorded as of 06.30.16	Market value as of 12.31.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income for the period	Shareholder's equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	67,775	59,592	Unlisted	Real estate	Argentina	12.31.16	81,082	9,094	75,306	90%
	Financial costs capitalized		39,313	40,287
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	(3) 138,750	33,132	27,608	Unlisted	Real estate	Argentina	12.31.16	27,750	(4) 11,048	(4) 66,264	50%
	Fair value adjustment on acquisition of joint venture		3,543	3,631
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	48,759,288	22,860	4,487	Unlisted	Consumer financing	Argentina	12.31.16	243,796	(2) 91,868	469,300	20%
	Contribution		71,000	71,000
Entertainment Holdings S.A. (6)	Common shares 1 vote	32,503,379	63,854	30,083	Unlisted	Investment	Argentina	12.31.16	46,433	29,411	91,220	70%
	Contribution		-	821
	Goodwill		23,065	-
	Financial costs capitalized		61,639	-
Entretenimiento Universal S.A. (6)	Common shares 1 vote	825	57	21	Unlisted	Event organization and others	Argentina	12.31.16	22	(4) 673	(4) 1,510	3.75%
	Goodwill		1	-
Total long term investments as of 12.31.16			2,214,018	-
Total long term investments as of 06.30.16			-	2,067,111

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Correspond to the profit or loss for the six-month period beginning July 1, 2016 and ended December 31, 2016.
(3)
Nominal value per share Ps. 100.
(4)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(5)
Exposed in other payables.
(6)
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	(1) 2,067,111	1,087,311
Capital contribution	52,550	588,419
Goodwill addition	23,065	-
Goodwill written off	-	(4,297)
(Loss) Profit sharing	75,269	676,481
Gain/loss resulting from the revaluation of equity interest held before the business combination (2)	44,029	-
Acquisition of interest in subsidiaries	29,982	-
Dividends distribution	(77,988)	(280,803)
End of the period / year	(1) 2.214.018	(1) 2,067,111

(1)
It includes (Ps. 67,609) and (Ps. 55,497) as of December 31, 2016 and June 30, 2016, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.
(2)
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

6.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Shopping Centers	Offices and other rental properties	Undeveloped parcels of land	Total December 31, 2016	Total June 30,2016
At the beginning of the period / year
Costs	1,870,570	2,146,642	169,037	4,186,249	4,329,879
Accumulated depreciation	(1,233,891)	(167,073)	-	(1,400,964)	(1,251,799)
Opening net book amount	636,679	1,979,569	169,037	2,785,285	3,078,080
Change of the period / year
Additions	47,234	1,224	-	48,458	61,156
Transfers to property, plant and equipment	-	-	-	-	(16,426)
Transfers to trading properties	-	-	-	-	(3,868)
Disposals	-	(43,549)	-	(43,549)	(184,492)
Depreciation charge (i)	(31,542)	(42,494)	-	(74,036)	(149,165)
Closing net book amount	652,371	1,894,750	169,037	2,716,158	2,785,285

Costs	1,917,804	2,104,317	169,037	4,191,158	4,186,249
Accumulated depreciation	(1,265,433)	(209,567)	-	(1,475,000)	(1,400,964)
Net book amount	652,371	1,894,750	169,037	2,716,158	2,785,285

(i)
Depreciation charge was included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 21).

No financial costs have been capitalized during the six-month period ended December 31, 2016 and for the year ended June 30, 2016.

The following amounts have been recognized in the statement of comprehensive income:

	December 31, 2016	December 31, 2015
Rental and service income (Note 20)	1,413,643	1,097,059
Expenses and collective promotion fund (Note 20)	642,616	505,532
Service charge expense and other operating cost (Note 21)	(867,864)	(692,755)
Gain from disposal of investment properties	47,171	155,853

13

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

6.
Investment properties (Continued)

The following is a summary of the Company’s investment properties by type as of December 31, and June 30, 2016:

Name	Net book amount
	December 31, 2016	June 30, 2016
Shopping Centers Portfolio:
Abasto de Buenos Aires	102,175	104,660
Alto Palermo Shopping	78,511	75,752
Alto Avellaneda	49,813	51,955
Alcorta Shopping	41,840	38,133
Alto Noa	18,363	15,696
Patio Bullrich	58,984	61,011
Alto Rosario	77,804	77,459
Mendoza Plaza	50,764	52,832
Córdoba Shopping	40,150	40,352
Patio Olmos	23,899	24,989
Soleil Premium Outlet	97,089	80,386
Ocampo parking space	12,979	13,454
Total shopping centers portfolio	652,371	636,679
Office and other rental properties portfolio:
Abasto offices	8,851	9,246
Alto Palermo Shopping Annex	27,755	28,981
Anchorena 545 (Chanta IV)	1,741	1,777
Anchorena 665	9,613	9,702
Zelaya 3102	1,442	1,442
Suipacha 664	105,762	111,736
Bouchard 710	486,922	494,861
Intercontinental building	86,250	136,590
República building	658,537	670,723
Della Paolera 265	505,628	512,073
Paseo del Sol	2,249	2,438
Total Offices buildings and other rental properties portfolio	1,894,750	1,979,569
Undeveloped parcels of land
Luján plot of land	41,563	41,563
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Total undeveloped parcels of land	169,037	169,037
Total	2,716,158	2,785,285

14

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

7.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total December 31, 2016	Total June 30, 2016
At the beginning of the period / year
Costs	76,070	20,485	107,539	3,154	56	207,304	176,152
Accumulated depreciation	(22,717)	(9,345)	(74,514)	(1,341)	-	(107,917)	(83,413)
Opening net book amount	53,353	11,140	33,025	1,813	56	99,387	92,739

Change of the period / year
Additions	3,259	944	4,093	-	-	8,296	14,726
Transfers from investment properties	-	-	-	-	-	-	16,426
Depreciation charge (i)	(5,078)	(993)	(6,118)	(286)	-	(12,475)	(24,504)
Closing net book amount	51,534	11,091	31,000	1,527	56	95,208	99,387

Costs	79,329	21,429	111,632	3,154	56	215,600	207,304
Accumulated depreciation	(27,795)	(10,338)	(80,632)	(1,627)	-	(120,392)	(107,917)
Net book amount	51,534	11,091	31,000	1,527	56	95,208	99,387

(i)
Depreciation charges were included in “Costs” in the amount of Ps. 9,435, to “General and administrative expenses” in the amount of Ps. 2,869 and to “Selling expenses“ in the amount of Ps. 171 in the Statement of Comprehensive Income (Note 21).

12.
Trading properties

Changes in the Company’s trading property for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Completed properties	Undeveloped sites	Total as of December 31, 2016	Total as of June 30, 2016
At the beginning of the period / year	387	12,999	13,386	10,918
Transfers from investment properties	-	-	-	3,868
Disposals (Note 21)	(34)	-	(34)	(1,400)
At the end of the period / year	353	12,999	13,352	13,386

15

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

8.
Trading properties (Continued)

Breakdown of current and non-current Company’s trading properties is as follow:

	December 31, 2016	June 30, 2016
Non-current	13,352	13,386
	13,352	13,386

The following is a detailed summary of Company's trading properties by type as of December 31, 2016 and June 30, 2016:

	Net book amount
Description	December 31, 2016	June 30, 2016	Date of acquisition
Completed properties:
Condominios I	-	21	apr-11
Condominios II	353	366	nov-13
Total completed properties	353	387

Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Córdoba Plot of land (Shopping)	3,868	3,868	dec-06
Total undeveloped sites	12,999	12,999
Total of trading properties	13,352	13,386

16

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

9.
Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2016 and for the year ended June 30, 2016 were as follows:

	Software	Right to receive units (Barters) (ii)	Others	Total as of December 31, 2016	Total as of June 30, 2016
At the beginning of the period / year
Costs	12,860	38,281	11,861	63,002	61,417
Accumulated amortization	(11,127)	-	(4,193)	(15,320)	(12,805)
Opening net book amount	1,733	38,281	7,668	47,682	48,612
Changes of the period / year
Additions	12,926	-	-	12,926	1,585
Amortization charges (i)	(587)	-	(1,097)	(1,684)	(2,515)
Closing net book amount	14,072	38,281	6,571	58,924	47,682

Costs	25,786	38,281	11,861	75,928	63,002
Accumulated amortization	(11,714)	-	(5,290)	(17,004)	(15,320)
Net book amount	14,072	38,281	6,571	58,924	47,682

(i)
Amortization charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 21).
(ii)
It corresponds to receivables in-kind representing the right to receive residential apartments in the future through barter agreements.

10.
Inventories

Company’s inventories as of December 31, 2016 and June 30, 2016 were as follows:

	December 31, 2016	June 30, 2016
Current
Materials and others items of inventories	20,322	15,548
Total inventories	20,322	15,548

17

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

11.
Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and fair value hierarchy, and a reconciliation to the corresponding line item in the statements of financial position, as appropriate as of December 31, 2016 and June 30, 2016. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, tax receivables and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

See the Company’s determination at fair values in Note 15 to the Unaudited condensed Interim Consolidated Financial Statements.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts of trade and other receivables) (Note 12)	1,130,949	-	-	-	1,130,949	1,172,448	2,303,397
Investments in financial assets:
- Investments in equity securities in TGLT S.A.	-	100,076	-	-	100,076	-	100,076
- Non-convertible notes related parties (Notes 26 and 28)	-	186,599	-	-	186,599	-	186,599
- ETF funds	-	43,687	-	-	43,687	-	43,687
- Government bonds	-	778,524	-	-	778,524	-	778,524
Derivative financial instruments	-	-	5,945	-	5,945	-	5,945
Cash and cash equivalents:			-
- Cash at banks and on hand	71,677	-	-	-	71,677	-	71,677
- Short term investments	-	1,098,064	-	-	1,098,064	-	1,098,064
Total	1,202,626	2,206,950	5,945	-	3,415,521	1,172,448	4,587,969

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	295,769	-	-	-	295,769	595,903	891,672
Borrowings (excluding finance lease liabilities) (Note 18)	7,030,480	-	-	-	7,030,480	-	7,030,480
Total	7,326,249	-	-	-	7,326,249	595,903	7,922,152

18

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

11.
Financial instruments by category (Continued)

During the period ended as of December 31, 2016 there were no transfers between levels of the fair value hierarchy.

	Financial assets at amortized cost	Financial assets measured at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts of trade and other receivables) (Note 12)	866,592	-	-	-	866,592	1,097,278	1,963,870
Investments in financial assets:
- Investments in equity securities in TGLT S.A.	-	140,106	-	-	140,106	-	140,106
- Non-convertible notes related parties (Notes 26 and 28)	-	153,953	-	-	153,953	-	153,953
- Mutual funds	-	277,065	-	-	277,065	-	277,065
- ETF funds	-	70,538	-	-	70,538	-	70,538
- Government bonds	-	822,129	-	-	822,129	-	822,129
Cash and cash equivalents:
- Cash at banks and on hand	24,509	-	-	-	24,509	-	24,509
- Short term investments	-	1,550	-	-	1,550	-	1,550
Total	891,101	1,465,341	-	-	2,356,442	1,097,278	3,453,720

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	299,759	-	-	-	299,759	661,377	961,136
Borrowings (excluding finance lease liabilities) (Note 18)	5,987,625	-	-	-	5,987,625	-	5,987,625
Derivative financial instruments	-	-	2,477	-	2,477	-	2,477
Total	6,287,384	-	2,477	-	6,289,861	661,377	6,951,238

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”.

19

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

12.
Trade and other receivables

The following table shows the Company´s trade and other receivables as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Non-current
Leases and services receivable	9,027	4,900
Averaging of scheduled rent escalation	80,438	66,151
Property sales receivable	-	10
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	87,257	68,853
Prepayments	3,804	4,248
Other	6,851	48
Non-current other receivables	10,655	4,296
Related parties (Note 26)	806,676	727,186
Non-current trade and other receivables	904,588	800,335
Current
Leases and services receivable	355,961	261,020
Averaging of scheduled rent escalation	118,365	94,945
Consumer financing receivables	15,194	15,380
Post-dated checks	280,134	302,592
Debtors under legal proceedings	76,199	55,083
Property sales receivables	592	645
Less: Allowance for doubtful accounts	(102,336)	(81,415)
Current trade receivables	744,109	648,250
Loans	7,459	6,092
Prepayments	61,110	78,365
Expenses to be recovered	3,447	2,184
Tax credits	6,139	21,550
Advance payments	46,210	54,013
Other	2,163	1,526
Less: Allowance for doubtful accounts	(165)	(165)
Current other receivables	126,363	163,565
Related parties (Note 26)	423,628	267,932
Current trade and other receivables	1,294,100	1,079,747
Total trade and other receivables	2,198,688	1,880,082

Changes in the Company’s allowance for doubtful accounts were as follows:

	December 31, 2016	June 30, 2016
Beginning of the period / year	83,788	75,632
Additions (Note 21)	28,955	30,959
Recovery (Note 21)	(7,725)	(19,748)
Used during the period / year	(309)	(3,055)
End of the period / year	104,709	83,788

20

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

12.
Trade and other receivables (Continued)

The additions and unused amounts reversed of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 21). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows and cash equivalent provided by the Company’s operations for the six-month periods ended December 31, 2016 and 2015:

	Note	December 31, 2016	December 31, 2015
Net income for the period		479,139	379,239
Adjustments:
Income tax expense	19	144,932	(11,350)
Amortization and depreciation	21	88,195	89,511
(Gain) / Loss from disposal of trading properties		(495)	241
Gain from disposal of investment properties	6	(47,171)	(155,853)
Provision for Directors’ fees	21	63,737	57,014
Long-term incentive plan	25	4,700	6,758
Goodwill written off	5	-	4,297
Flattening of scheduled rent escalation	20	(37,707)	(6,394)
Financial results, net		578,002	846,406
Doubtful accounts, net	21	21,230	9,089
Provisions	23	5,639	(58)
Share in profit of subsidiaries, associates and joint ventures	5	(119,298)	(399,074)
Unrealized foreign exchange gain, net		(321)	(9,567)
Changes in operating assets and liabilities:
Increase in inventories	10	(4,774)	(1,298)
Decrease in trading properties		529	1,159
Increase in trade and other receivables	12	(189,742)	(210,243)
Decrease in trade and other payables	15	(9,314)	(11,891)
Decrease in payroll and social security liabilities	16	(14,322)	(18,152)
Decrease in provisions	17	(2,436)	(943)
Net cash generated from operating activities before income tax paid		960,523	568,891

21

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

13.
Cash flow and cash equivalent information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Non-cash transactions
Decrease in equity through an increase in related party borrowings	434,737	-
Decrease in receivables through a decrease in borrowings	30,164	-
Decrease in trade and other payables through an increase in borrowings	10,934	-
Distribution of outstanding dividends by associates and joint ventures	35,295	-
Increase in related party borrowings through the sale of government securities	-	229,385
Increase in financial assets through dividends receivable	-	5,214
Increase in financial assets through other receivables	-	156,574
Purchase financing of property, plant and equipment	-	1,026
Repurchase of non-convertible notes through other receivables	-	14,566
Repayment of related party borrowings through dividends receivable	43,265	14,317
Transfers of investment properties to property, plant and equipment	-	8,539
Irrevocable contributions through credit line	-	203,205
Decrease in trade and other payables through a decrease in trade and other receivables	-	253,663
Dividends pending payment	-	2,213
Increase in related party borrowings through irrevocable contributions	-	1,203

14.
Equity

See information related to Equity in Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements.

Dividends

Dividends approved for distribution among shareholders for the six-month period ended December 31, 2016 and the year ended June 30, 2016 amounted to Ps. 460 million and Ps. 283.6 million, respectively. Which were approved at the Regular and Special Shareholders’ Meeting on October 31, 2016 and October 30, 2015, respectively.

22

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

14.
Equity (Continued)

Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. According to Technical Resolution N° 43, the reserve set up pursuant to the General Ruling indicated above was reversed as explained in Note 2.1 to these unaudited financial statements.

15.
Trade and other payables

The following table shows the amounts of trade and other payables as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Non-current
Admission rights	170,772	176,730
Rent and service payments received in advance	14,912	19,089
Tenant deposits	2,798	3,734
Total non-current trade payables	188,482	199,553
Tax payment plans	11,278	14,889
Other income to be accrued	6,678	6,925
Other payables	8,480	6,442
Total non-current other payables	26,436	28,256
Related parties (Note 26)	39	231
Total non-current trade and other payables	214,957	228,040
Current
Admission rights	174,129	166,357
Rent and service payments received in advance	139,686	141,550
Invoices to be received	119,049	96,070
Trade payables	69,201	63,409
Payments received in advance	15,734	13,776
Tenant deposits	20,901	21,753
Total current trade payables	538,700	502,915
VAT payables	589	42,583
Withholding income tax	46,254	41,535
Tax payment plans	3,558	30,519
Other tax payables	11,818	6,929
Other income to be accrued	495	495
Others	5,761	6,968
Total current other payables	68,475	129,029
Related parties (Note 26)	69,540	101,152
Total current trade and other payables	676,715	733,096
Total trade and other payables	891,672	961,136

23

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

16.
Payroll and social security liabilities

The following table shows the amount of the Company´s payroll and social security liabilities as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Current
Provision for vacation, bonuses and others	57,389	73,585
Social security payable	16,714	14,948
Others	538	430
Total payroll and social security liabilities	74,641	88,963

17.
Provisions

The following table shows the movements in the Company’s provisions as of December 31, 2016 and June 30, 2016:

	December 31, 2016	June 30, 2016
Beginning of the period / year	29,843	29,615
Increases (Note 23)	8,941	13,177
Recovery (Note 23)	(3,302)	(9,830)
Used during the period / year	(2,436)	(3,119)
End of the period / year	33,046	29,843

Breakdown of current and non-current provisions is as follows:

	December 31, 2016	June 30, 2016
Non-current	16,003	23,199
Current	17,043	6,644
	33,046	29,843

24

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings

The following table shows the Company's borrowings as of December 31, 2016 and June 30, 2016:

							Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Date of payment of capital	Capital Nominal value	December 31, 2016	June 30, 2016
Non-current
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	5,574,786	5,261,871
Bank loans	Unsecured	Ps.	Fixed	(iii)	-	-	-	2,324
Finance leases	Secured	Ps. / USD	Fixed	(iv)	2020	300	1,920	2,381
Non-current borrowings							5,576,706	5,266,576
Related parties (Note 26)	Unsecured	Ps. / USD	Floating/ Fixed	(iv)	2018		9,246	16,989
Total non-current borrowings							5,585,952	5,283,565
Current
NCN Class I due 2017	Unsecured	Ps.	Fixed/ Floating	(vi)	2017	407,260	410,003	409,091
NCN Class II due 2023	Unsecured	USD	Fixed	(vii)	2023	360,000	136,257	127,652
Banco Provincia de Buenos Aires loans	Unsecured	Ps.	Fixed	(i)	-	-	-	36,074
Bank loans	Unsecured	Ps.	Fixed	(iii)	2017	4,620	4,579	5,837
Bank overdrafts	Unsecured	Ps.	Floating	(ii)	-	-	83,348	10,977
Finance leases	Secured	Ps. / USD	Fixed	(v)	2020	300	1,525	1,661
Current borrowings							635,712	591,292
Related parties (Note 26)	Unsecured	Ps. / USD	Floating/ Fixed	(iv)			812,261	116,810
Total current borrowings							1,447,973	708,102
Total borrowings							7,033,925	5,991,667

(i)
On September 30, 2015, the Company subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Capital is payable in twelve monthly consecutive instalments and interest is accrued at a 23% rate. Such loan was fully paid in September 2016.
(ii)
Granted by different financial institutions. They accrue interest rates ranging from 22% to 39% per year, and are due within a maximum term of three months from the closing date of each period / year.
(iii)
On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million and shall accrue interest at rate of 15.25%. Principal will be repaid in nine quarterly consecutive instalments starting in December 2014. Such loan was fully paid in December 2016. In addition, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million and shall accrue interest at rate of 26.50%. Principal will be repaid in nine quarterly consecutive instalments starting in December 2015.
(iv)
It includes credit line with Fibesa and Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate, due in December, 2018 and July, 2017, respectively. Additionally, credit lines with Panamerican Mall S.A. that bear interest at a fixed rate of 3.60% and due February, 2017. On September 21, 2016 the Company entered into a credit facility with Torodur for the amount of USD 43.9 million at a rate of 4.57%, and due September, 2017.
(v)
They accrue interest at an average interest rate of 14.4%.
(vi)
On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5 % and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity (see Note 22 to the consolidated financial statements).
(vii) On March 23, 2016, IRSA Propiedades Comerciales S.A. issued non-convertible notes in the amount of USD 360 million which pay an annual fixed rate of 8.75% and due March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid in a lump sum at maturity.

25

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

19.
Taxes

The detail of the income tax expense of the Company as of December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
Current income tax	(183,499)	2,256
Deferred income tax	38,567	9,094
Income tax loss	(144,932)	11,350

The legal tax rate for the Company is 35%.

Changes in the deferred tax account are as follows:

	December 31, 2016 Asset / (Liability)	June 30, 2016 Asset / (Liability)
Beginning of the period / year	(178,339)	(93,651)
Income tax expense	38,567	(84,688)
End of the period / year	(139,772)	(178,339)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the six-month period ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Profit for the period before income tax at the prevailing tax rates	218,425	128,761
Tax effects of:
Share of profit / loss of subsidiaries, associates and joint ventures	(41,754)	(139,676)
Non-deductible expenses	(3,060)	-
Non-taxable items	(22,523)	(4,006)
Recovery of expired carryforwards	(7,038)	-
Other	882	3,571
Income tax - Loss / (Gain)	144,932	(11,350)

26

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

20.
Revenues

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Base rent	841,826	622,590
Contingent rent	334,868	315,013
Admission rights	110,723	83,416
Parking fees	60,688	49,631
Averaging of scheduled rent escalation	37,707	6,394
Property management fees	20,619	16,022
Others	7,212	3,993
Rental and service income	1,413,643	1,097,059
Sale of trading properties	529	1,159
Gain from disposal of trading properties	529	1,159
Other revenues from consumer financing	392	309
Other revenues from consumer financing	392	309
Total income from sales, rents and services	1,414,564	1,098,527
Expenses and collective promotion fund	642,616	505,532
Total income from expenses and collective promotion funds	642,616	505,532
Total revenues	2,057,180	1,604,059

21.
Expenses by nature

For the six-month period ended December 31, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 22)	245,690	-	-	49,936	11,798	307,424
Maintenance, security, cleaning, repairs and other	242,669	5,672	-	4,492	271	253,104
Advertising and other selling expenses	161,470	-	-	-	16,273	177,743
Taxes, rates and contributions	63,163	256	-	1,274	55,325	120,018
Amortization and depreciation	85,152	3	-	2,869	171	88,195
Directors’ fees	-	-	-	63,737	-	63,737
Leases and expenses	55,952	440	-	2,273	274	58,939
Allowance for doubtful accounts (net of unused amounts reversed) (i)	-	-	-	-	21,472	21,472
Fees and payments for services	4,543	84	38	17,552	1,141	23,358
Traveling, transportation and stationery	7,775	-	-	1,340	392	9,507
Other expenses	1,450	-	-	2,471	40	3,961
Cost of sale of properties	-	34	-	-	-	34
Total expenses by nature	867,864	6,489	38	145,944	107,157	1,127,492
(i)
Includes debt relief for Ps. 242.

27

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

21.
Expenses by nature (Continued)

For the six-month period ended December 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 22)	192,633	-	-	22,678	8,926	224,237
Maintenance, security, cleaning, repairs and other	161,151	1,563	-	2,179	170	165,063
Advertising and other selling expenses	149,034	-	-	-	6,786	155,820
Taxes, rates and contributions	49,220	164	-	2,353	39,188	90,925
Amortization and depreciation	87,438	19	-	1,957	97	89,511
Directors’ fees	-	-	-	57,014	-	57,014
Leases and expenses	45,417	108	-	1,429	59	47,013
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	9,089	9,089
Fees and payments for services	2,451	40	52	12,524	1,616	16,683
Traveling, transportation and stationery	4,992	-	-	1,076	345	6,413
Other expenses	419	-	-	3,542	-	3,961
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	692,755	3,294	52	104,752	66,276	867,129

22.
Employee costs

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Salaries, bonuses and social security costs	276,038	196,405
Other expenses and benefits	26,686	21,074
Long-term incentive plan (Note 25)	4,700	6,758
Total employee costs	307,424	224,237

23.
Other operating results, net

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Management fees	12,831	12,923
Lawsuits (Note 17)	(5,639)	58
Donations	(12,387)	(10,444)
Others	(3,509)	(2,698)
Total other operating results, net	(8,704)	(161)

28

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

24.
Financial results, net

For the six-month periods ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Finance income:
- Interest income	56,172	32,114
- Foreign exchange	130	79,584
Finance income	56,302	111,698

Finance costs:
- Interest expense	(341,409)	(260,802)
- Foreign exchange	(333,115)	(1,532,770)
- Other finance costs	(21,452)	(29,665)
Finance costs	(695,976)	(1,823,237)
Other financial results:
- Fair value Gain / (Loss) of financial assets and liabilities at fair value through profit or loss	133,569	(13,294)
 Gain from repurchase of Non-Convertible Notes	-	36
- Gain from derivative financial instruments	42,723	800,990
Other financial results	176,292	787,732
Total financial results, net	(463,382)	(923,807)

25.
Long-term incentive plan

See description of Company´s share-based payments in Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements. As of December 31, 2016 and 2015, payments of Ps. 4,700 and Ps. 6,758, respectively, were charged to profit or loss.

26.
Related party transactions

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2016.

29

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2016:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivablesCurrent	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	15,813	-	-	-	-
Sociedad Anónima (IRSA)	Corporate services	-	-	10,241	-	-	-	-
	Long-term incentive plan	-	-	18,115	-	-	-	-
	Leases and/or rights of space use	-	-	313	-	-	-	-
	Leases’ collections	-	-	229	-	-	-	-
	Advance	-	495,402	-	-	-	-	-
	Borrowings Current	-	-	168,264	-	-	-	-
	Advertising space	-	-	80	-	-	-	-
Total direct parent company		-	495,402	213,055	-	-	-	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(28,090)	-	-
	Long-term incentive plan	-	-	237	-	-	-	-
	Corporate services	-	-	17,734	-	-	-	-
	Non-Convertible notes	186,599	-	-	-	-	-	-
Total direct parent company of IRSA		186,599	-	17,971	-	(28,090)	-	-

Tarshop S.A.	Reimbursement of expenses	-	-	299	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(14)	(650)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	299	(14)	(650)	-	-

Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	958	-	-	-	-
	Management fees	-	-	1,055	-	-	-	-
	Leases’ collections	-	-	-	-	(168)	-	-
	Leases and/or rights of spaces use	-	-	-	-	(518)	-	-
	Advertising space	-	-	158	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,103)
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-
	Borrowings	-	-	4,099	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	6,292	-	(686)	-	(7,103)

30

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivablesCurrent	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	(18)	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	6	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	198	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	205	-	-	-	-
Total subsidiaries of IRSA		-	-	438	-	(290)	-	-

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	146	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	-	(45)	-	-
	Other liabilities	-	-	-	-	(1,786)	-	-
Total subsidiaries of Cresud		-	-	146	-	(1,831)	-	-

Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	10,693	-	-	-	-
	Management fees	-	-	6,271	-	-	-	-
	Leases and/or rights of space use	-	98,026	47,241	-	-	-	-
	Borrowings	-	-	19,332	-	-	-	-
	Other receivables	-	17,336	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	2,153	-	-	-	-
	Management fees	-	486	573	-	-	-	-
	Dividends	-	-	20,842	-	-	-	-
	Advertising space	-	-	1,137	-	-	-	-
	Leases’ collections	-	-	380	-	-	-	-
	Leases and/or rights of space use	-	-	240	-	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	-	83	-	-	-	-
	Leases’ collections	-	-	465	-	-	-	-
	Management fees	-	-	18	-	-	-	-
	Borrowings	-	-	-	-	-	(9,246)	(12,916)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	26	-	-	-	-
	Borrowings	-	-	103	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	-	-	(13)	-	-
	Borrowings	-	-	94	-	-	-	-

31

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Panamerican Mall S.A.	Reimbursement of expenses	-	-	10,053	-	-	-	-
	Advertising space	-	-	1,280	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(2,500)	-	-
	Management fees	-	-	3,629	-	-	-	-
	Leases’ collections	-	-	-	-	(771)	-	-
	Borrowings	-	-	-	-	-	-	(90,142)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	3,310	-	-	-	-
	Borrowings	-	13,306	-	-	-	-	-
	Leases and/or rights of spaces use	-	182,120	33,593	-	-	-	-
	Dividends	-	-	11,316	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	8	-	(91)	-	-
	Borrowings	-	-	-	-	-	-	(702,100)
Total subsidiaries of IRSA Propiedades Comerciales		-	311,274	172,840	-	(3,375)	(9,246)	(805,158)

Banco Hipotecario S.A.	Reimbursement of expenses	-	-	870	-	-	-	-
	Leases and/or rights of spaces use	-	-	26	(13)	-	-	-
BHN Vida S.A.	Leases and/or rights of spaces use	-	-	-	-	(62)	-	-
BHN Sociedad de inversion S.A.	Leases and/or rights of spaces use	-	-	226	-	-	-	-
BACS Administradora de activos S.A.	Leases and/or rights of spaces use	-	-	2	-	-	-	-
BHN Seguros Generales S.A.	Leases and/or rights of spaces use	-	-	57	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of spaces use	-	-	112	-	-	-	-
Total associates of IRSA		-	-	1,293	(13)	(62)	-	-

32

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	247	-	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	-	-	(28)	-	-
	Leases and/or rights of space use	-	-	119	-	-	-	-
	Advertising space	-	-	2,536	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	5,257	-	-	-	-
	Leases and/or rights of space use	-	-	84	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
	Borrowings	-	-	6	-	-	-	-
	Other payables	-	-	-	-	(715)	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
	Borrowings	-	-	984	-		-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(416)	-	-
Austral Gold	Reimbursement of expenses	-	-	143	-		-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	194	-		-	-
	Leases and/or rights of space use	-	-	1,680	-		-	-
Fundación IRSA	Reimbursement of expenses	-	-	42	-	-	-	-
HAMONET S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
Total other related parties		-	-	11,294	-	(1,161)	-	-

Directors	Fees	-	-	-	-	(33,390)	-	-
	Reimbursement of expenses	-	-	-	-	(5)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(33,395)	-	-
Total		186,599	806,676	423,628	(39)	(69,540)	(9,246)	(812,261)

33

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	8,553	-	-	-	-
	Corporate services	-	-	20,400	-	-	-	-
	Long-term incentive plan	-	-	21,791	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,236	-	-	-	-
	Leases’ collections	-	-	365	-	-	-	-
	Advertising space	-	-	-	-	(141)	-	-
	Borrowings	-	-	65,806	-	-	-	-
	Advance	-	376,604	-	-	-	-	-
	Other receivables notes	-	-	2,243	-	-	-	-
Total direct parent company		-	376,604	120,394	-	(141)	-	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,251)	-	-
	Long-term incentive plan	-	-	1,709	-	-	-	-
	Leases and/or rights of spaces use	-	-	873	-	-	-	-
	Corporate services	-	-	-	-	(43,780)	-	-
	Non-Convertible Notes	153,953	-	-	-	-	-	-
Total direct parent company of IRSA		153,953	-	2,582	-	(69,031)	-	-

Tarshop S.A.	Reimbursement of expenses	-	-	520	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(208)	(830)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	520	(208)	(830)	-	-

Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-	-
	Management fees	-	-	4,075	-	-	-	-
	Leases’ collections	-	-	2	-	-	-	-
	Advertising space	-	-	201	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(308)	-	-
	Borrowings	-	-	-	-	-	-	(6,385)
Quality Invest S.A.	Management fees	-	-	223	-	-	-	-
	Reimbursement of expenses	-	-	1	-	-	-	-
Entertainment Universal S.A. (i)	Reimbursement of expenses	-	-	116	-	-	-	-
	Borrowings	-	-	96	-	-	-	-
Entertainment Holdings S.A. (i)	Reimbursement of expenses	-	-	150	-	-	-	-
	Borrowings	-	-	87	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	-	(6,385)

(i)
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

34

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	(30)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	185	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-	-
TYRUS S.A.	Dividends	-	-	-	-	(272)	-	-
Total subsidiaries of IRSA		-	-	305	-	(302)	-	-

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	135	-	-	-	-
	Other liabilities	-	-	-	-	(1,117)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-	-
Total subsidiaries of Cresud		-	-	326	-	(1,117)	-	-

Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,315	1,777	-	-	-	-
	Management fees	-	-	13,682	-	-	-	-
	Leases and/or rights of spaces use	-	121,646	47,241	-	-	-	-
	Borrowings	-	-	17,584	-	-	-	-
	Other receivables	-	16,021	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	123	-	-	-	-
	Management fees	-	-	1,268	-	-	-	-
	Leases’ collections	-	-	-	-	(35)	-	-
	Leases and/or rights of spaces use	-	-	403	-	-	-	-
	Advertising space	-	-	55	-	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	-	600	-	-	-	-
	Leases’ collections	-	-	147	-	-	-	-
	Borrowings	-	-	-	-	-	(16,989)	(9,406)
Panamerican Mall S.A.	Advertising space	-	-	282	-	-	-	-
	Reimbursement of expenses	-	-	10,268	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(1,324)	-	-
	Management fees	-	-	3,325	-	-	-	-
	Leases’ collections	-	-	4	-	-	-	-
	Borrowings	-	-	-	-	-	-	(101,019)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	(1,224)	-	-
	Borrowings	-	12,678	-	-	-	-	-
	Leases and/or rights of spaces use	-	198,922	33,594	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	5	-	(3)	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	350,582	130,358	-	(2,586)	(16,989)	(110,425)

35

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(11)	(17)	-	-
	Advances	-	-	-	-	(2)	-	-
Banco de Crédito y Securitización	Leases and/or rights of spaces use	-	-	929	-	-	-	-
Total associates of IRSA		-	-	1,105	(11)	(19)	-	-

Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total joint venture of IRSA		-	-	-	-	(3)	-	-

Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-	-
La Rural S.A.	Leases and/or rights of spaces use	-	-	222	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-	-
	Leases and/or rights of spaces use	-	-	73	-	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-	-	-	-
	Other payables	-	-	-	-	(677)	-	-
	Borrowings	-	-	6	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-	-
	Borrowings	-	-	901	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(162)	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,340	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-	-
Total other related parties		-	-	5,336	-	(839)	-	-

Directors	Fees	-	-	-	-	(25,961)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(25,976)	-	-
Total		153,953	727,186	267,932	(231)	(101,152)	(16,989)	(116,810)

36

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26. Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2016:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
IRSA Inversiones y Representaciones Sociedad Anónima	543	-	10,237	4,043	-	70
Total direct parent company	543	-	10,237	4,043	-	70

Cresud S.A.CI.F. y A.	509	-	(63,263)	20,376	-	-
Total direct parent company of IRSA	509	-	(63,263)	20,376	-	-

Emprendimiento Recoleta S.A.	(1,041)	750	-	-	-	-
Panamerican Mall S.A.	(5,205)	10,183	-	(7,595)	-	-
Arcos del Gourmet S.A.	(23,621)	-	-	1,748	-	-
Fibesa S.A.	1,569	81	-	(3,510)	-	-
Torodur S.A.	-	-	-	(29,309)	-	-
Shopping Neuquén S.A.	(16,804)	-	-	628	-	-
Entrenimiento Universal S.A.	-	-	-	7	-	-
Entertainment Holdings S.A	-	-	-	7	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(45,102)	11,014	-	(38,024)	-	-

Tarshop S.A.	7,059	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	7,059	-	-	-	-	-

Estudio Zang, Bergel & Viñes	-	(2,131)	-	-	-	-
Fundación IRSA	-	-	-	-	(500)	-
Boulevard Norte S.A.	-	-	-	(38)	-	-
Ogden Argentina S.A.	-	-	-	83	-	-
Hamonet S.A.	(156)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(291)	-	-	-	-	-
Total other related parties	(447)	(2,131)	-	45	(500)	-

37

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26. Related party transactions (Continued)

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Directors	-	(63,737)	-	-	-	-
Senior Management	-	(3,153)	-	-	-	-
Total Directors and Senior Management	-	(66,890)	-	-	-	-

Quality Invest S.A.	-	108	-	249	-	-
Nuevo Puerto Santa Fe S.A.	(960)	1,709	-	(719)	-	-
Total joint venture of IRSA Propiedades Comerciales	(960)	1,817	-	(470)	-	-

Nuevas Fronteras S.A.	(33)	-	-	-	-	-
Total associates of IRSA	(33)	-	-	-	-	-

Banco Hipotecario S.A.	1,970	-	-	-	-	-
Banco de Crédito y Securitización	4,222	-	-	-	-	-
BHN Vida S.A.	497	-	-	-	-	-
BHN Sociedad de Inversion S.A.	249	-	-	-	-	-
BACS Administradora de Activos	208	-	-	-	-	-
BHN Seguros Generales S.A.	503	-	-	-	-	-
Total associates of IRSA	7,649	-	-	-	-	-
	(30,782)	(56,190)	(53,026)	(14,030)	(500)	70

38

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26. Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2015:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
IRSA Inversiones y Representaciones Sociedad Anónima	985	-	10,108	(1,059,061)	-	45
Total direct parent company	985	-	10,108	(1,059,061)	-	45

Cresud S.A.CI.F. y A.	608	-	(39,972)	6,982	-	-
Total direct parent company of IRSA	608	-	(39,972)	6,982	-	-

Emprendimientos Recoleta S.A.	(20)	1,900	-	(573)	-	-
Panamerican Mall S.A.	(3,768)	8,412	-	(81,133)	-	-
Arcos del Gourmet S.A.	(15,361)	507	-	662	-	-
Fibesa S.A.	653	81	-	(1,832)	-	-
Shopping Neuquén S.A.	(15,440)	-	-	530	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(33,936)	10,900	-	(82,346)	-	-

Tarshop S.A.	5,266	-	-	(886)	-	-
Total associates of IRSA Propiedades Comerciales	5,266	-	-	(886)	-	-

Estudio Zang, Bergel & Viñes	-	(1,661)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Ogden Argentina S.A.	-	-	-	77	-	-
Hamonet S.A.	(94)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(179)	-	-	-	-	-
Total other related parties	(273)	(1,661)	-	77	(96)	-

39

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26. Related party transactions (Continued)
Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Directors	-	(57,014)	-	-	-	-
Senior Management	-	(2,777)	-	-	-	-
Total Directors and Senior Management	-	(59,791)	-	-	-	-

Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(272)	1,915	-	(848)	-	-
Entretenimiento Universal S.A. (i)	-	-	-	7	-	-
Entertainment Holdings S.A. (i)	-	-	-	7	-	-
Total joint venture of IRSA Propiedades Comerciales	(272)	2,023	-	(834)	-	-

Nuevas Fronteras S.A.	(4)	-	-		-	-
Tyrus S.A.		-	-	4,734	-	-
Total subsidiary of Cresud	(4)	-	-	4,734	-	-

Banco Hipotecario S.A.	1,226	-	-	-	-	-
Banco de Crédito y Securitización	2,580	-	-	-	-	-
Total associates of IRSA	3,806	-	-	-	-	-
	(23,820)	(48,529)	(29,864)	(1,131,334)	(96)	45

(i) See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

40

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.
CNV General Ruling N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Ruling N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 - Equity Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 21 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 28 - Foreign currency assets and liabilities

41

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.16	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	3,234	15.79	51,067	2,154	14.94	32,187
Trade and other receivables with related parties
US Dollar	10,851	15.89	172,423	4,624	15.04	69,545
Total Trade and other receivables			223,490			101,732
Investments in financial assets
US Dollar	50,876	15.79	803,327	42,426	14.94	633,845
Investment in financial assets with related parties
US Dollar	11,818	15.79	186,599	10,305	14.94	153,953
Total investment in financial assets			989,926			787,798
Cash and cash equivalents
US Dollar	26,753	15.79	422,391	641	14.94	9,571
Euros	14	16.63	222	13	16.49	222
Pounds	2	19.47	29	2	19.76	30
Total Cash and cash equivalents			422,642			9,823
Total Assets as of 12.31.16			1,636,058			-
Total Assets as of 06.30.16			-			899,353
Liabilities
Trade and other payables
US Dollar	2,874	15.89	45,673	3,202	15.04	48,153
Trade and other payables with related parties
US Dollar	453	15.89	7,191	20	15.04	294
Total Trade and other payables			52,864			48,447
Borrowings
US Dollar	364,667	15.89	5,794,562	364,321	15.04	5,479,395
Borrowings from related parties
US Dollar	49,858	15.89	792,242	6,717	15.04	101,019
Total Borrowings			6,586,804			5,580,414
Total Liabilities as of 12.31.16			6,639,668			-
Total Liabilities as of 06.30.16			-			5,628,861

(*) The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)
Exchange rate as of December 31 and June 30, 2016 according to Banco Nación Argentina.

42

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

30.
Subsequent events

See Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

43

IRSA PROPIEDADES COMERCIALES S.A.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

1. Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2. Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3. Receivables and liabilities by maturity date.

Items		Overdue	Without term	Without term	To become due								Total
		12.31.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	60,183	-	2,781	804,374	117,396	83,627	228,520	894,262	516	6,957	72	2,198,688
	Total	60,183	-	2,781	804,374	117,396	83,627	228,520	894,262	516	6,957	72	2,198,688
Liabilities	Trade and other payables	88,195	-	-	382,100	83,984	70,968	51,468	73,278	48,122	46,547	47,010	891,672
	Borrowings	-	-	-	721,351	1,532	710,682	14,408	10,921	245	-	5,574,786	7,033,925
	Tax payables	-	-	139,772	-	-	-	-	-	-	-	-	139,772
	Payroll and social security liabilities	-	-	-	37,976	-	36,665	-	-	-	-	-	74,641
	Provisions	-	17,043	16,003	-	-	-	-	-	-	-	-	33,046
	Total	88,195	17,043	155,775	1,141,427	85,516	818,315	65,876	84,199	48,367	46,547	5,621,796	8,173,056

44

IRSA PROPIEDADES COMERCIALES S.A.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	1,082,178	211,922	1,294,100	893,020	11,568	904,588	1,975,198	223,490	2,198,688
	Total	1,082,178	211,922	1,294,100	893,020	11,568	904,588	1,975,198	223,490	2,198,688
Liabilities	Trade and other payables	623,851	52,864	676,715	214,957	-	214,957	838,808	52,864	891,672
	Borrowings	518,177	929,796	1,447,973	(71,056)	5,657,008	5,585,952	447,121	6,586,804	7,033,925
	Tax payables	-	-	-	139,772	-	139,772	139,772	-	139,772
	Payroll and social security liabilities	74,641	-	74,641	-	-	-	74,641	-	74,641
	Provision	17,043	-	17,043	16,003	-	16,003	33,046	-	33,046
	Total	1,233,712	982,660	2,216,372	299,676	5,657,008	5,956,684	1,533,388	6,639,668	8,173,056

4.b. Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2016 there are no receivables and liabilities subject to adjustment clause.

45

IRSA PROPIEDADES COMERCIALES S.A.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.c. Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	167,211	19,520	1,107,369	1,294,100	5,037	-	899,551	904,588	172,248	19,520	2,006,920	2,198,688
	Total	167,211	19,520	1,107,369	1,294,100	5,037	-	899,551	904,588	172,248	19,520	2,006,920	2,198,688
Liabilities	Trade and other payables	3,558	-	673,157	676,715	11,276	-	203,681	214,957	14,834	-	876,838	891,672
	Borrowings	791,705	496,750	159,518	1,447,973	5,655,181	11,280	(80,509)	5,585,952	6,446,886	508,030	79,009	7,033,925
	Tax payables	-	-	-	-	-	-	139,772	139,772	-	-	139,772	139,772
	Payroll and social security liabilities	-	-	74,641	74,641	-	-	-	-	-	-	74,641	74,641
	Provisions	-	-	17,043	17,043	-	-	16,003	16,003	-	-	33,046	33,046
	Total	795,263	496,750	924,359	2,216,372	5,666,457	11,280	278,947	5,956,684	6,461,720	508,030	1,203,306	8,173,056

46

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 5.

b.
Related parties debit/credit balances. See Note 26.

6.
Borrowings to directors.

See Note 26.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

47

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Insurance.

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	205,359	111,026	Fire, all risks and loss of profits
Alto Palermo	111,483	78,511	Fire, all risks and loss of profits
Alto Palermo Shopping Annex	1,715	27,755	Fire, all risks and loss of profits
Mendoza Plaza	118,841	50,764	Fire, all risks and loss of profits
Paseo Alcorta	86,262	41,840	Fire, all risks and loss of profits
Alto Avellaneda	87,322	49,813	Fire, all risks and loss of profits
Alto Rosario	77,464	77,804	All risks, construction and assembly
Patio Bullrich	47,033	58,984	Fire, all risks and loss of profits
Córdoba Shopping – Villa Cabrera	53,077	40,150	Fire, all risks and loss of profits
Alto Noa	40,679	18,363	Fire, all risks and loss of profits
Soleil Premium Outlet	39,743	97,089	Fire, all risks and loss of profits
República building	62,053	658,537	Fire, all risks and loss of profits
Intercontinental building	10,041	71,826	Fire, all risks and loss of profits
Bouchard 710	42,042	486,922	Fire, all risks and loss of profits
Suipacha 664	20,519	105,762	Fire, all risks and loss of profits
Della Paolera 265	95,550	505,628	Fire, all risks and loss of profits
Alto Comahue	49,454	307,629	Fire, all risks and loss of profits
Distrito Arcos	6,615	270,860	Fire, all risks and loss of profits
Buenos Aires Design	31,832	2,386	Fire, all risks and loss of profits
Dot Baires Shopping	188,109	384,909	Fire, all risks and loss of profits
Dot building	26,420	113,977	Fire, all risks and loss of profits
Building annexed to DOT	30,389	25,336	Fire, all risks and loss of profits
Anchorena 545 (Chanta IV)	796	1,741
Anchorena 665	4,335	9,613	Fire, all risks and loss of profits
Caballito Ferro	2,469	36,890	Fire, all risks and loss of profits
Zelaya 3102	534	1,442	Fire, all risks and loss of profits
SUBTOTAL	1,440,136	3,635,557
Unique policy	30,000	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

48

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

16. Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

See Note 18 to the Unaudited Condensed Consolidated Financial Statements.

49

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

I. Brief comment on the Group’s activities during the period, including references to material events occurred after the end of the period.

Consolidated Results

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues from sales, leases and services (1)	911.2	706.1	29.0%	1.679.6	1.296.6	29.5%
Operating income	693.6	477.5	45.3%	1.197.0	1.023.9	16.9%
Depreciation and amortization	59.9	58.3	2.9%	121.4	119.6	1.5%
EBITDA(2)	753.6	535.7	40.7%	1.318.3	1.143.5	15.3%
EBITDA from rental segment (3)	735.2	558.4	31.7%	1.319.9	1.026.0	28.6%
Income for the period	420.8	321.1	31.1%	518.4	432.2	19.9%

(1)
Does not include Revenues from Expenses or Collective Promotion Fund.
(2)
EBITDA: Operating income plus Depreciation and Amortization.
(3)
EBITDA from Rental Segment includes EBITDA from Shopping Centers and Offices.

The Company’s revenues grew by 28.6% in the first six months of fiscal year 2017 as compared to the same period of 2016, mainly due to higher revenues from the shopping centers segment, which grew 25.3%, and the offices segment, reflecting the variation in the exchange rate that positively impacted on its dollar-denominated contracts. EBITDA reached ARS 1,318.3 million (+15.3%) during the first six months of fiscal year 2017, whereas EBITDA from our rental segments (Shopping Centers and Offices) grew by 28.6%. The difference is explained mainly by fewer sales of investment property made during the period under review.

Net income for the period reached ARS 518.4 million, 19.9% higher than in the same period of the previous fiscal year, mainly explained by a higher operating income and lower financial expenses.

1

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

II. Shopping Centers
During the first six months of fiscal year 2017, our tenants’ sales reached ARS 17,815.5 million, 19.9% higher than in the same period of 2016, although recording a deceleration as compared to the preceding quarters, reflecting the fall in spending that has been observed in the past months. Our portfolio’s leasable area increased by approximately 2,300 square meters, mainly explained by the completion of the second expansion stage at Distrito Arcos and the addition of significant tenants such as Megatlon, Farmacity, Akiabara, Stock Center and Mishka. The occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio.

Shopping Centers’ Financial Indicators
(in ARS million)

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues from sales, leases and services	812.0	660.7	22.9%	1,495.3	1,193.5	25.3%
Operating income	570.8	485.0	17.7%	1,047.5	869.7	20.4%
Depreciation and amortization	36.8	34.1	7.8%	73.4	69.1	6.3%
EBITDA	607.6	519.1	17.0%	1,120.9	938.7	19.4%

Shopping Centers’ Operating Indicators
(in ARS million, except as indicated)

	IIQ 17	IQ 17	IVQ 16	IIIQ 16	IIQ 16
Gross leaseable area (sqm)	337,396	335,032	333,155	334,079	333,719
Tenants’ sales (3 month cumulative)	9,809.3	8,006.2	7,910.9	6,132.2	8,273.8
Occupancy	98.4%	98.4%	98.4%	98.6%	99.0%

Revenues from this segment grew 25.3% during this six-month period, whereas EBITDA reached ARS 1,120.9 million (+ 19.4% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 75.0%, 3.7 pp below the figure recorded in the previous fiscal year.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,966	144	100.0%	99.5%	78,511
Abasto Shopping(4)	Jul-94	36,827	172	100.0%	99.8%	102,175
Alto Avellaneda	Nov-97	36,040	136	100.0%	99.9%	49,813
Alcorta Shopping	Jun-97	15,377	113	100.0%	92.3%	54,819
Patio Bullrich	Oct-98	11,760	90	100.0%	100.0%	58,984
Buenos Aires Design	Nov-97	14,352	63	53.7%	96.0%	2,386
Dot Baires Shopping	May-09	49,847	159	80.0%	100.0%	384,909
Soleil	Jul-10	13,991	78	100.0%	99.6%	97,089
Distrito Arcos	Dec-14	14,508	66	90.0%	97.7%	270,860
Alto Noa Shopping	Mar-95	19,038	90	100.0%	99.4%	18,363
Alto Rosario Shopping(5)	Nov-04	29,515	149	100.0%	99.5%	77,804
Mendoza Plaza Shopping	Dec-94	42,146	141	100.0%	94.8%	50,764
Córdoba Shopping	Dec-06	15,299	109	100.0%	100.0%	40,150
La Ribera Shopping(6)	Aug-11	9,841	66	50.0%	97.4%	24,163
Alto Comahue	Mar-15	9,890	104	99.6%	97.4%	307,629
Patio Olmos(7)						23,899
Total		337,396	1,680		98.4%	1,642,318

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Cordoba, operated by a third party.

2

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

Cumulative tenants’ sales as of December 31
 (per Shopping Center, in ARS million)

Shopping Center	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Alto Palermo	1,234.6	1,036.5	19.1%	2,208.0	1,796.7	22.9%
Abasto Shopping	1,322.7	1,150.5	15.0%	2,424.0	2,104.3	15.2%
Alto Avellaneda	1,241.8	1,121.9	10.7%	2,259.1	1,991.8	13.4%
Alcorta Shopping	682.3	583.2	17.0%	1,195.5	993.0	20.4%
Patio Bullrich	376.6	306.1	23.1%	657.1	552.5	18.9%
Buenos Aires Design	139.3	105.9	31.5%	269.7	208.7	29.2%
Dot Baires Shopping	1,116.4	974.9	14.5%	1,959.2	1,692.1	15.8%
Soleil	453.1	333.5	35.9%	853.2	625.6	36.4%
Distrito Arcos	420.0	257.3	63.2%	739.5	470.6	57.1%
Alto Noa Shopping	424.7	376.6	12.8%	797.0	689.3	15.6%
Alto Rosario Shopping	885.2	748.4	18.3%	1,626.0	1,341.0	21.3%
Mendoza Plaza Shopping	706.9	629.6	12.3%	1,354.6	1,204.1	12.5%
Córdoba Shopping	337.6	287.6	17.4%	607.2	508.0	19.5%
La Ribera Shopping(1)	198.4	163.7	21.2%	379.2	316.6	19.7%
Alto Comahue	269.8	198.3	36.1%	486.2	360.6	34.9%
Total	9,809.3	8,273.8	18.6%	17,815.5	14,854.8	19.9%

 (1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31
(per Type of Business, in ARS million)

Type of Business	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Anchor Store	527.7	455.9	15.8%	945.2	822.8	14.9%
Clothes and Footwear	5,586.9	4,492.0	24.4%	9,746.1	7,810.0	24.8%
Entertainment	206.8	177.3	16.6%	559.6	463.1	20.8%
Home	252.1	208.6	20.8%	471.5	398.2	18.4%
Restaurant	871.4	637.8	36.6%	1,771.8	1,303.3	35.9%
Miscellaneous	1,208.5	1,008.5	19.8%	2,122.0	1,743.4	21.7%
Services	53.4	117.5	-54.5%	108.2	205.3	-47.3%
Electronic appliances	1,102.6	1,176.2	-6.3%	2,091.1	2,108.7	-0.8%
Total	9,809.3	8,273.8	18.6%	17,815.5	14,854.8	19.9%

Revenues from cumulative leases as of December 31
(Breakdown, in ARS million)

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Base Rent(1)	411	306	34.3%	786	579	35.8%
Percentage Rent	232	221	5.2%	383	362	5.7%
Total Rent	643	527	22.1%	1,169	940	24.2%
Admission rights	64	48	32.5%	126	93	34.8%
Fees	12	10	14.7%	23	18	28.6%
Parking	49	38	27.6%	95	75	26.3%
Commissions	24	18	31.7%	45	34	33.3%
Revenues from non-traditional advertising	16	18	-8.0%	32	30	7.2%
Others	4	1	176.7%	6	3	101.9%
Revenues before Expenses and Collective Promotion Fund	812	661	22.9%	1,495	1,193	25.3%
Expenses and Collective Promotion Fund	376	329	14.3%	690	581	18.8%
Total(2)	1,188	990	20.0%	2,186	1,775	23.2%
(1) Includes Revenues from stands for ARS 91 million
(2) Does not include Patio Olmos,

3

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 5,000 per square meter, 25% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter for the A+ segment. The vacancy rate stood at 5.3%, significantly below the figures recorded at the closing of 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 24.5 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

During the first six months of fiscal year 2017, revenues from the offices segment increased 76.0% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 128% in the first six months of fiscal year 2017 compared to the same period of 2016, principally explained by the increase in revenues and the ARS 44.0 million gain resulting from the business combination of Entertainment Holding S.A., which is indirect holder of 35% of La Rural S.A., the company that runs the exhibition center known as Predio Ferial de Palermo in the City of Buenos Aires.

	IIQ 17	IIQ 16	YoY Var	6M 17	6M 16	YoY Var
Revenues from sales, leases and services	106.5	50.3	111.6%	197.9	112.5	76.0%
Operating income	104.4	14.7	608.1%	151.2	36.1	318.9%
Depreciation and amortization	23.2	24.5	-5.4%	47.7	51.2	-6.7%
EBITDA	127.6	39.3	225.0%	199.0	87.3	128.0%

	IIQ 17	IQ 17	IVQ 16	IIIQ 16	IIQ 16
Leaseable area	77,252	79,048	79,048	79,048	79,946
Occupancy	100.0%	100.0%	98.6%	93.1%	94.0%
Rent ARS/sqm	406	382	386	388	342
Rent USD/sqm	25.6	25.0	25.9	26.6	26.3

4

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

Gross leasable area during the second quarter of 2017 was 77,252 sqm, slightly smaller than the one recorded in the same period of the previous fiscal year, reflecting the partial sales of the Intercontinental Plaza building. For the second quarter in a row, the portfolio maintained an occupancy rate of 100%, which increased by 6.0 pp compared to the same quarter of 2016 due to the lease of vacant floors in the República building, one floor in Torre BankBoston and two floors in the Suipacha building. Rental prices stood at USD 25.6 per square meter, slightly below the previous quarters, reflecting the fact that the prices of the lease agreements signed for the Suipacha building were lower than our portfolio average.

Below is information on our office segment and other lease properties as of December 31, 2016.
 (In ARS thousand)

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	12/22/2014	19,885	100.0%	100%	658,537
Torre BankBoston (Della Paolera)	12/22/2014	14,873	100.0%	100%	505,628
Intercontinental Plaza	12/22/2014	4,774	100.0%	100%	71,826
Bouchard 710	12/22/2014	15,014	100.0%	100%	486,922
Suipacha 652/64	12/22/2014	11,465	100.0%	100%	105,762
Dot Building (5)	11/28/2006	11,242	100.0%	80%	113,977
Subtotal Offices		77,252	100.0%	N/A	1,942,652
Other Properties
Ex - Nobleza Piccardo(6)	05/31/11	109,610	78.1%	50%	80,496

Other Properties (4)	N/A	13,992	90.3%	N/A	51,651
Subtotal Other Properties		123,602	79.5%	N/A	132,147
TOTAL OFFICES AND OTHERS		200,854	87.4%	N/A	2,074,799

(1) Gross leaseable area for each property as of 12/31/16. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 12/31/16.
(3) Agreements in effect in each property as of 12/31/16 were computed.
(4) It includes the following properties: Ferro, Dot Adjoining Lot, Anchorena 665, Chanta IV and Intercontinental Lot
(5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A.

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

IV. Others

This item includes the “Sales and Developments” and “Financial Operations” segments.

	Sales and Developments (1)	Financial Operations (2)
in ARS Million	6M 17	6M 16	Var %	6M 17	6M 16	Var %
Revenues	0.5	1.2	100.0%	0.4	0.3	26.9%
Operating income	18.6	128.9	-85.6%	-2.1	-0.0	4261.7%
Depreciation and amortization	0.3	0.4	-29.6%	-	-	0.0%
EBITDA	18.9	129.3	-85.4%	-2.1	-0.0	4261.7%
(1)
Includes Torres Rosario Project (Condominios del Alto I).
(2)
20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.

EBITDA from the Sales and Developments segment decreased 85.4% during the first six months of 2017, mainly due to lower sales in the Intercontinental Plaza building. While 5,963 square meters had been sold in this building during the first six months of 2016, only 1,795 square meters were sold during the first six months of 2017.
V. CAPEX 2017
	Developments		Acquisitions + Developments
	Greenfields	Expansions
	Polo Dot (First Stage)	Alto Palermo	Catalinas

Beginning of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2019	FY2020
GLA (sqm)	32,000	3,884	16,012
% held by IRSA Propiedades Comerciales	80%	100%	45%
Estimated investment amount at 100% (USD million)	65	28.5	101
Work progress (%)	0.9%	0%	0.1%
Estimated stabilized EBITDA (USD million)	USD 8-10	USD 4-6	USD 5-7

Alto Palermo Expansion
The expansion project of Alto Palermo shopping center will add a gross leaseable area of approximately 4,000 square meters to the shopping center with the highest sales per square meter and consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. The demolition stage ended in the second quarter of FY2017.

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the footage, before starting the works. The construction stage started in the second quarter of FY2017, and we expect that the building will become operational within 18 to 24 months. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and a high occupancy rate.
Catalinas Building
The building to be constructed will have 35,468 square meters of gross leaseable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 16,012 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction works started during the second quarter of FY2017, and are expected to be completed in about 3 years.

VI. Reconciliation with Consolidated Income Statement
Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the six-month period ended December 31, 2016
(stated in ARS thousands)

Item	Total as per segment information	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Adjustment to income for elimination of Inter-segment transactions	Total as per Statement of income
Revenues	1,694,170	744,179	-14,553	-	2,423,796
Costs	-271,283	-757,307	7,711	-	-1,020,879
Gross Profit / (loss)	1,422,887	-13,128	-6,842	-	1,402,917
Gain from disposal of investment property	47,171	-	-	-	47,171
General and administrative expenses	-153,717	-	493	-	-153,224
Selling expenses	-125,510	-	1,094	-	-124,416
Other operating results, net	24,421	-	103	-	24,524
Profit / (loss) from operations	1,215,252	-13,128	-5,152	-	1,196,972

 (1) Includes operating results from La Ribera Shopping and San Martín Plot  (50%).

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

VII. Consolidated Financial Debt

As of December 31, 2016, IRSA Propiedades Comerciales S.A. had a net debt of USD 199.7 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US$ MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	7.0	Floating	< 360 d
IRSA CP Non-Convertible Notes Series I	ARS	25.6	26.5% / Badlar + 400 bps	Mar-17
IRSA CP Non-Convertible Notes Series II	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.3	-	-
IRSA CP’s Total Debt		392.9
Cash & Cash Equivalents + Investments (2)		193.2
Consolidated Net Debt		199.7
(1) Principal amount at an exchange rate of ARS 15.89, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents + Investments in Current Financial Assets + a loan from our controlling company IRSA Inversiones y Representaciones S.A.

VIII. Dividends
Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.
Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:
●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and
●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
IIQ17	460,000,000	-	0.3650

IX. Material and Subsequent Events
November 2016: Payment of cash dividend

At the Board meeting held on November 3, 2016, it was resolved to make available to the shareholders, as from November 17, 2016, a cash dividend of ARS 460,000,000 (Argentine legal tender) equivalent to 365.038658054% of the Stock Capital, i.e., an amount per share (ARS 0.10 par value) of $0.365038658054 and an amount per ADR (Argentine Pesos per ADR) of $14.6015463222 to be charged against the fiscal year ended June 30, 2016, which was paid to all the shareholders recorded as such as of November 16, 2016, according to the register kept by Caja de Valores S.A.

December 2016: Sale of functional units in the Intercontinental Plaza building

On December 27, 2016, IRSA Propiedades Comerciales sold to an unrelated party 1,795 rentable square meters consisting of two office floors and 16 parking units in the Intercontinental Plaza building, located in the neighborhood of “Monserrat”, City of Buenos Aires. The total price of the transaction was fixed in US$ 6.0 million, and has been fully paid.
December 2016: IRSA CP’s shares’ par value
IRSA Propiedades Comerciales’ stock capital was originally represented by common shares with a par value of $0.1 per share and entitled to one vote each. On December 18, 2016, the Superintendence of Corporations recorded the amendment to our corporate bylaws, whereby the shares’ par value was increased from $0.1 to $1 each. This amendment, notified through the CNV, was recorded under number 20,264, book 62, Volume T°, of stock companies.
On October 18, 2016, the CNV granted its consent to the Public Offering and Listing Transfer proceedings due to the change of the shares’ par value from $0.10 to $1 each.

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016
  January 2017: Subscription of Avenida Inc.’s shares
The e-commerce company Avenida Inc. (“Avenida”) has changed its shareholding structure following the withdrawal of its two principal investors, who decided not to inject any further funds in light of the significant losses recorded by them in comparable operations abroad.

On January 20, 2017, Avenida issued shares of stock under the scope of a new investment round for USD 3.8 million, in which the Company made a USD 460,000 contribution and capitalized a loan held with Avenida for USD 229,515, and new investors participated. Therefore, the Company increased its stake in Avenida’s stock capital to 17.3%. In addition, Avenida has set apart 385,103 shares to be allocated to stock option plan.

Moreover, the Company is the only shareholder that holds a warrant entitling it to purchase 3,976,225 additional preferred shares at a price of USD 0.10 per share, exercisable until the earlier of the expiration of an 18-month term or the date a new equity issuance is resolved upon, subject to certain conditions. In the event of such exercise, its interest in Avenida’s stock capital would increase to 25%.

In this context, Avenida has changed its management team and its business model and strategy.

X. Summary Comparative Consolidated Balance Sheet

	12.31.2016	12.31.2015	12.31.2014
Non-current assets	5,318,580	4,903,668	5,015,700
Current assets	4,279,181	3,206,504	1,259,750
Total	9,597,761	8,110,172	6,275,450
Non-current Liabilities	6,126,206	5,461,373	3,484,707
Current Liabilities	1,718,535	1,361,610	1,566,489
Subtotal	7,844,741	6,822,983	5,051,196
Minority Interest	242,550	233,217	207,306
Shareholders’ Equity	1,510,470	1,053,972	1,016,948
Total	1,753,020	1,287,189	1,224,254
Total Liabilities and Shareholder’s Equity	9,597,761	8,110,172	6,275,450

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

XI. Summary Comparative Consolidated Income Statement

	12.31.2016	12.31.2015	12.31.2014
Profit from operations	1,196,972	1,023,897	589,246
Share of income / (loss) of associates and joint ventures	36,696	-3,780	19,791
Profit before financial results and income tax	1,233,668	1,020,117	609,037
Finance income	133,990	324,525	57,939
Finance expenses	-670,592	-1,750,325	-178,389
Other financial results	49,973	940,577	32,980
Financial results, net	-486,629	-485,223	-87,470
Income before income tax	747,039	534,894	521,567
Income tax expense	-228,593	-102,648	-161,411
Income for the period	518,446	432,246	360,156
Total comprehensive net income	518,446	432,246	360,156

Attributable to:
Equity holders of the parent	479,139	379,239	341,404
Non-controlling interest	39,307	53,007	18,752

XII. Summary Comparative Consolidated Cash Flow

	12.31.2016	12.31.2015	12.31.2014
Net cash generated by operating activities	1,005,614	-21,177	532,867
Net cash used in investing activities	544,381	-901,986	-369,378
Net cash (used in) / generated by financing activities	-279,215	774,330	-133,404
Net increase / (decrease) in cash and cash equivalents	1,270,780	-148,833	30,085

XIII. Comparative Ratios

	12.31.2016		12.31.2015		12.31.2014
Liquidity
Current Assets	4,279,181	= 2.49	3,206,504	= 2.35	1,259,750	= 0.80
Current Liabilities	1,718,535		1,361,610		1,566,489

Indebtedness
Total Liabilities	7,844,741	= 4.47	6,822,983	= 5.30	5,051,196	= 4.13
Shareholders’ Equity	1,753,020		1,287,189		1,224,254

Solvency
Shareholders’ Equity	1,510,470	= 0.19	1,053,972	= 0.15	1,016,948	= 0.20
Total Liabilities	7,844,741		6,822,983		5,051,196

Capital Assets
Non-current Assets	4,279,181	= 0.45	3,206,504	= 0.40	1,259,750	= 0.20
Total Assets	9,597,761		8,110,172		6,275,450

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IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2016

XIV. Brief comment on prospects for the next quarter

IRSA Propiedades Comerciales S.A. continues to record growth in both its shopping center and Premium office businesses. Although our tenants’ sales decelerated during the first half of 2017 as compared to the previous fiscal year, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations select our spaces for their installing their offices. The portfolio retained full occupancy during the whole semester of 2017, with an average rental price of USD 25.6 per square meter.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike.

As concerns the office projects launched at the start of this fiscal year, we are making progress in the development of the first stage of the “Polo Dot” project, which consists of an 11-floor, 32,000-square meter office building in a property owned by the Company. The project will be featured as the first “Office Park” in Buenos Aires, and we expect it to become operational in fiscal year 2019. We have had a large demand for Premium office spaces in this emerging new commercial hotspot, and we hope to secure high occupancy at this building upon completion of construction works, as shown by the fact that 75% of the footage has already been rented. Moreover, the Catalinas office project, which is being developed by our controlling company IRSA Inversiones y Representaciones S.A. and in which we own 16,012 square meters, is already in progress and is scheduled to be completed in fiscal year 2020.

We are optimistic about the opportunities that may arise in Argentina in the second half of fiscal year 2017. We have a large reserve of lands for future shopping center and office development projects in an industry scenario with high growth potential.

We hope that throughout fiscal year 2017, IRSA Propiedades Comerciales will continue to consolidate as the leading commercial real estate company in Argentina, adding new properties and footage to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and top-quality spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

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